UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

American Picture House Corporation
(Exact name of registrant as specified in its charter)

Wyoming	85-4154740
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Madison Avenue 5FL, New York, NY	10022	1-800-689-6885
(Address of principal executive offices)	(Zip Code)	(Registrant’s telephone number)

Copies of all correspondence to:

Gary L. Blum, Esq.
3278 Wilshire Boulevard, Suite 603
Los Angeles, California 90010

Cell: 213-369-8112

Securities registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common shares, $0.0001 par value
(Title of class)

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large, accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

American Picture House Corporation - SEC Form 10	2 | P a g e

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained in this registration statement on Form 10 of American Picture House Corporation (hereinafter the “Company,” “APHP,” “we,” “us” or “our”) discuss future expectations, contain projections of our plan of operation or financial condition or state other forward-looking information. In this registration statement, forward-looking statements are generally identified by the words such as “anticipate,” “plan,” “believe,” “expect,” “estimate” and the like. Forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. A reader should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Important factors that may cause actual results to differ from projections include, for example:

●	The success or failure of management’s efforts to implement the Company’s business plan;
●	The ability of the Company to fund its operating expenses;
●	The ability of the Company to compete with other companies that have a similar business plan;
●	The effect of changing economic conditions impacting our plan of operation;
●	The ability of the Company to meet the other risks as may be described in future filings with the SEC.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. We believe the information contained in this Form 10 to be accurate as of the date hereof. Changes may occur after that date. We will not update that information except as required by law in the normal course of our public disclosure practices.

Additionally, the following discussion regarding our financial condition and results of operations should be read in conjunction with the financial statements and related notes included in this Form 10.

Item 1. Business

Business Overview

American Picture House Corporation aka American Picture House Pictures plans to be a premiere entertainment company with a focus on feature films, limited series, and content-enhancing technologies. APHP is managed by astute financiers and supported by seasoned creatives. The Company plans to partner with filmmakers, showrunners, content developers and strategic technology partners to develop, package, finance, and produce high-quality feature films and television shows with broad-market appeal. The Company’s management, board of directors and advisors have relationships with major studios, streaming services leading talent agencies, and proven foreign sales companies, which will empower the Company to offer A-list creatives (and convincing up-and-comers) the opportunity to partner with a financier/ producer who values passion and imagination and understands profitability. The Company plans to specialize in mid-budgeted productions where more than 100% of the budget can be collateralized by a film’s or show’s intellectual property (‘IP”), unsold licensing sales projections, pre-sold licensing contracts, incentive agreements, tax rebates, and grants. The Company’s management and advisors will use these assets to limit risk and guarantee greater profitability. The Company will strive to become synonymous with creative ability, financial sophistication, and leading-edge technology. The Company has optioned IP with the intent to co-finance and co-produce feature films and limited series shows.

American Picture House Corporation - SEC Form 10	3 | P a g e

Filmmaking Stages and Our Strategy

To understand our business strategy, it is useful to think of filmmaking in five stages - often with different teams involved at different stages:

●	Development: The first stage in which the ideas for the film are created, rights to books/plays are acquired and the screenplay is written. Financing for the project has to be sought and obtained;
●	Pre-Production: Arrangements and preparations are made for the shoot, such as hiring cast and film crew, selecting locations and constructing sets;
●	Production: The raw footage and other elements for the film are recorded during the film shoot;
●	Post-Production: The images, sound, and visual effects of the recorded film are edited and combined into a finished product; and
●	Distribution: The completed film is distributed, marketed, and screened in cinemas and/or released to video or steaming services.

Our Strategy to Build Value

Our business strategy is to purchase and/or option “entertainment properties” (e.g., book rights, screenplays, scripts, etc.). that have had some level of financial investment in the development stage before we acquire the entertainment property where the initial owner or development team decided to stop development for financial or other reasons after making a substantial investment in development. For this investment, we may share with the original team rights to revenue from the acquired entertainment properties. This strategy will allow the Company to reduce our initial cash outlay when acquiring intellectual properties, allows us to allocate more funds in moving the entertainment property up the filmmaking chain, gives us assistance and goodwill from the original development team, and reduces our financial risks.

Our strategy requires us to make an informed assessment that our management team has the ability to move the script forward where the initial team failed while allowing APHP to capitalize on the initial investment.

We seek to build value in our entertainment properties by many means, including the following:

●	Hiring other qualified Writers Guild of America (“WGA”) writers to further develop, polish, or re-write entertainment properties;
●	Securing or attaching quality talent (e.g., producers, director, actors, etc.);
●	Determining pre-sales values;
●	Securing some pre-sales (mostly in international markets);
●	Securing financial and banking relations;
●	Hiring a talent agency, retaining attorneys;
●	Determining shooting locations, including the best place to obtain financial incentives and/or grants;
●	Developing a comprehensive budget and devising financing strategy;
●	Securing a completion bond; and
●	Developing production and marketing materials (e.g., look-book, location scouting, poster-design, etc.).

American Picture House Corporation - SEC Form 10	4 | P a g e

Organizational Structure

At present, the Company has no employees. We do, however, utilize the services of consultants. The Company is managed by its officers. Bannor Michael MacGregor is the CEO, A. John Luessenhop, Jr. is the President, Donald J. Harris is the Secretary, Daniel Hirsch is the Treasurer, and James H. Hayne is the Assistant Treasurer and the Assistant Secretary, all report to a Board of Directors.

Our Offices

The Company maintains three virtual offices in New York, NY, Raleigh, NC, and Los Angeles, CA.

Intellectual Properties

The following overview concerns the intellectual property matters of our Company.

Intellectual properties and other proprietary rights are important to our business and can provide us with a competitive advantage. While the Company uses reasonable efforts to protect its trade and business secrets, the Company cannot assure that its employees, consultants, contractors, or advisors will not, unintentionally, or willfully, disclose the Company’s trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. We periodically review third-party proprietary rights, including copywriting and copywriting applications, in an effort to avoid infringement on third-party proprietary rights and protect our own, identify licensing or partnership opportunities and monitor the intellectual property claims of others. Any infringement of the Company’s proprietary rights could result in significant litigation costs, and any failure to adequately protect could result in the Company’s competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue.

Existing copyright, trademark, and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company’s proprietary rights to the same extent as do the laws of the United States. Litigation may be necessary in the future to protect the Company’s trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect the Company’s future operating results.

We own a portfolio of intellectual properties including the following screenplays: THIEF written by Karl Gajdusek, ACE IN THE HOLE by Richard D’Ovidio, plus three additional “THIEF” titles, and SPREAD THE WORD written by Michael Andrews. We also own a portion of the beneficial ownership to the feature film BUFFALOED. Additionally, APHP maintains option rights to MIDNIGHT’S DOOR, a screenplay written by Kirsten Elms and DEVIL’S HALF ACRE written by Dashiell Luessenhop. We are currently in production of DEVIL’S HALF ACRE.

While we consider our intellectual properties to be assets, we do not believe that our competitive position is dependent primarily on our entertainment properties or that our operations are dependent upon any single Entertainment Property. We nevertheless face intellectual property-related risks. For more information on these risks, see “Risk Factors.”

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Competition

Our business operates in highly competitive markets. We compete with companies within the film and media business, but ultimately our competition includes all businesses that complete for consumer entertainment dollars, including travel, sporting events, outdoor re-creation and other cultural related activities.

Entertainment competitors include the major film and television studios, numerous independent motion picture and television production companies, television networks, pay television services and digital media platforms.

The scope of the competition extends beyond consumer dollars to competing to acquire rights to literary and film properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing, all of which are essential to the success of our entertainment businesses.

In addition, our motion pictures will compete for audience acceptance and exhibition outlets with motion pictures produced and distributed by other companies. Likewise, we face significant competition from independent distributors as well as major studios. As a result, the success of any of our business is dependent not only on the quality and acceptance of a particular project, but also on the quality and acceptance of other competing content released into the marketplace at or near the same time as well as on our ability to license and produce content for the networks that is adequate in quantity and quality and will generate satisfactory subscriber levels.

Given such competition, we will attempt to operate with a different business model than others. We plan to emphasize a lower cost structure, risk mitigation, reliance on financial partnerships and innovative financial strategies. Our cost structures will be designed to utilize our flexibility and agility as well as the entrepreneurial spirit of our employees, partners and affiliates, in order to provide creative entertainment content to serve diverse audiences worldwide.

Many of our anticipated competitors, such as those listed below, have substantially greater financial, technical, and other resources and larger, more established marketing, sales and distribution systems than we have. Our success will depend, in part, on our ability to develop our intellectual properties in a timely manner, achieve market acceptance of our future products, gain name recognition and a positive reputation in the film industry, and establish successful marketing, sales and distribution efforts.

2AM is a Los Angeles & New York based production and management company that specializes in supporting work from auteur driven filmmakers and talent. The company was founded in 2020 by Christine D’souza Gelb, David Hinojosa, and Kevin Rowe, and was launched in strategic partnership with A24 Films LLC, the Oscar-winning studio behind films such as EVERYTHING EVERYWHERE ALL AT ONCE and MOONLIGHT, as well as the hit TV series EUPHORIA. Their website is: www.2am.com.

Utopi is a film distribution and sales company that specializes in independent and documentary cinema. With a “filmmaker first” approach, Utopia focuses on creating new theatrical and digital distribution opportunities, improving the direct-to-consumer experience, and helping filmmakers maintain a global presence. Co-founded by filmmaker Robert Schwartzman and Cole Harper in 2018, Utopia has since launched technology platform Altavod, which gives filmmakers more control, higher marketing ROI, and stronger data collection tools than other platforms; and Utopia Originals, a division dedicated to the development, packaging, and sales of original film and television content. Their website is: www.utopiadistribution.com.

American Picture House Corporation - SEC Form 10	6 | P a g e

XTR is a premium global nonfiction entertainment studio. With a focus on audience appeal and a commitment to artistry, the award-winning studio works with outstanding creators to produce, distribute, finance, and develop films, series, and podcasts. XTR has a world-class production facility, XTR Studios, on the Eastside of Los Angeles that includes production and post-production facilities, a sound stage, and recording studio. Since its inception in 2019, XTR has produced and financed over 80 documentaries, including THEY CALL ME MAGIC, on AppleTV+; MTV Documentary Films Oscar-nominated ASCENSION; and the Emmy and Peabody award-winning 76 DAYS. In 2021, XTR launched DOCUMENTARY+, an AVOD platform and FAST channel that brings the best in nonfiction film and television to over 80 million households in the U.S and nearly every country globally. Their website is: https://www.xtr.com/.

Employees

At present, the Company has no employees. The Company utilizes the services of various consultants as needed.

Smaller Reporting Company

The Company is a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act. There are certain exemptions available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (2) scaled executive compensation disclosures; and (3) the requirement to provide only two years of audited financial statements, instead of three years. As long as we maintain our status as a “smaller reporting company”, these exemptions will continue to be available to us.

Corporate History

American Picture House Corporation was incorporated in Nevada on September 21, 2005 under the name Servinational, Inc. The Company subsequently changed its name to Shikisai International, Inc. in November 2005 and then to Life Design Station, Intl., Inc. in August 2007. The Company changed its state of domicile from Nevada to Wyoming on October 13, 2020. On December 4, 2020, the Company changed its name to American Picture House Corporation.

The Board of Directors approved a 50:1 reverse stock split that became effective in the marketplace on August 9, 2021.

Following the reverse stock split, on September 13, 2021, the Company adopted an amendment to the Company’s Articles of Incorporation to reduce the number of authorized shares from 4,700,000,000 shares of Common Stock at $0.0001 par value to 1,000,000,000 shares of Common Stock at $0.0001 par value.

As of August 9, 2023, the Company has 1,001,000,000 shares authorized, including 1,000,000,000 common shares and 1,000,000 preferred shares.

Common Shares - As of August 9, 3023 APHP has 1,000,000,000 common shares authorized of which 104,235,154 shares issued and outstanding. As of August 9, 2023 the total number of shareholders of record was 308. All common shares are entitled to participate in any distributions or dividends that may be declared by the board of directors, subject to any preferential dividend rights of outstanding shares of preferred shares.

Preferred Shares - As of August 9, 2023 the Company had 1,000,000 preferred shares authorized, of which 100,000 preferred shares have been designated as Series A Convertible Preferred Stock (“Series A preferred shares” herein). At present, 3,829 Series A preferred shares are issued and outstanding. The Series A preferred shares do not have any rights to dividends; voting - each share of Series A preferred shares carries a superior voting right to the Company’s common shares, each Series A preferred share shall be counted as 1,000,000 votes in any Company vote. Each Series A preferred share is convertible at a ratio of 1 to 100,000 so that each one share of Series A preferred shares may be exchanged for 100,000 common shares. Series A preferred shares hold a first position lien against all of the Company’s assets including but not limited to the Company’s IP (“Intellectual Property”). The Preferred shares do not have any specific redemption rights or sinking fund provisions.

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Item 1A. Risk Factors

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, results of operations and financial condition. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to Our Company

We have had losses, and we cannot assure future profitability.

We have reported operating losses for fiscal years 2021, 2022, and the first and second quarters of 2023. Our accumulated deficit was approximately $4.1 million at June 30, 2023. We cannot assure you we will continue to operate profitably, and if we cannot, we may not be able to meet our debt service, working capital requirements, capital expenditure plans, anticipated production slate or other cash needs. Our inability to meet those needs could have a material adverse effect on our business, results of operations and financial conditions.

We face substantial capital requirements and financial risks.

Our business requires a substantial investment of capital. The production, acquisition and distribution of motion pictures require a significant amount of capital. A significant amount of time may elapse between our expenditure of funds and the receipt of commercial revenues from or government contributions to our motion pictures. This time lapse requires us to fund a significant portion of our capital requirements from our revolving credit facility and from other sources. Although we intend to continue to reduce the risks of our production exposure through financial contributions from broadcasters, distributors, tax shelters, government and industry programs and studios, we cannot assure you that we will continue to implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future motion pictures and television programs. If we increase (through internal growth or acquisition) our production slate or our production budgets, we may be required to increase overhead, make larger up-front payments to talent and consequently bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

Budget overruns may adversely affect our business. Our business model requires that we be efficient in production of our motion pictures. Actual motion picture and television production costs often exceed their budget, sometimes significantly. The production, completion and distribution of motion pictures and television productions are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as death or disability of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. If a motion picture or television production incurs substantial budget overruns, we may have to seek additional financing from outside sources to complete production. We cannot make assurances regarding the availability of such financing on terms acceptable to us, and the lack of such financing could have a material adverse effect on our business, results of operations and financial condition.

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In addition, if a motion picture production incurs substantial budget overruns, we cannot assure you that we will recoup these costs, which could have a material adverse effect on our business, results of operations or financial condition. Increased costs incurred with respect to a particular film may result in any such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in box office performance, and thus the overall financial success of such film. Budget overruns could also prevent a picture from being completed or released. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Production costs and marketing costs are rising at a faster rate than increases in either domestic admissions to movie theatres or admission ticket prices, leaving us more dependent on other media, such as home video, television and foreign markets, and new media. If we cannot successfully exploit these other media, it could have a material adverse effect on our business, results of operations or financial condition.

Our revenues and results of operations may fluctuate significantly.

Revenues and results of operations are difficult to predict and depend on a variety of factors. Our revenues and results of operations depend significantly upon the commercial success of the motion pictures that we distribute, which cannot be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods. We cannot assure you that we will manage the production, acquisition and distribution of future motion pictures profitably.

Our revenues and results of operations are vulnerable to currency fluctuations. We report our revenues and results of operations in U.S. dollars, but a significant portion of our revenues is earned outside of the United States. currencies on revenues and operating margins, and fluctuations could have a material adverse effect on our business, results of operations or financial condition.

From time to time we may experience currency exposure on distribution and production revenues and expenses from foreign countries, which could have a material adverse effect on our business, results of operations and financial condition.

Accounting practices used in our industry may accentuate fluctuations in operating results. In addition to the cyclical nature of the entertainment industry, our accounting practices (which are standard for the industry) may accentuate fluctuations in our operating results.

Failure to manage future growth may adversely affect our business.

We may not be able to obtain additional funding to meet our requirements. Our ability to grow through acquisitions, business combinations and joint ventures, to maintain and expand our development, production and distribution of motion pictures and to fund our operating expenses depends upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations or financial condition.

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We are subject to risks associated with acquisitions and joint ventures. We have made or entered into, and will continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand our business. Given that discussions or activities relating to possible acquisitions range from private negotiations to participation in open bid processes, the timing of any such acquisition is uncertain. Although from time to time we actively engage in discussions and activities with respect to possible acquisitions and investments, we have no present agreements or understandings to enter into any such material transaction. Any indebtedness incurred or assumed in any such transaction may or may not increase our leverage relative to our earnings before interest, provisions for income taxes, amortization, minority interests, gain on dilution of investment in subsidiary and discounted operation, or EBIDTA, or relative to our equity capitalization, and any equity issued may or may not be at prices dilutive to our then existing shareholders. We may encounter difficulties in integrating acquired assets with our operations. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. In addition, the negotiation of potential acquisitions, business combinations or joint ventures as well as the integration of an acquired business could require us to incur significant costs and cause diversion of management’s time and resources. Future acquisitions by us could also result in:

●	Impairment of goodwill and other intangibles;
●	Development write-offs; and
●	Other Acquisition-related expenses.

Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

Our ability to exploit our filmed content library may be limited.

A significant portion of our filmed content library revenues comes from a small number of titles. We depend on a limited number of titles for the majority of the revenues generated by our filmed and television content library. In addition, many of the titles in our library are not presently distributed and generate substantially no revenue. If we cannot acquire new product and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on our business, results of operations or financial condition.

We are limited in our ability to exploit a portion of our filmed content library. Our rights to the titles in our filmed content library vary; in some cases we have only the right to distribute titles in certain media and territories for a limited term. We cannot assure you that we will be able to renew expiring rights on acceptable terms, and any such failure could have a material adverse effect on business, results of operations or financial condition.

Our success depends on external factors in the motion picture industry.

Our success depends on the commercial success of motion pictures which is unpredictable. Operating in the motion picture and television industry involves a substantial degree of risk.

Each motion picture is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our motion pictures or programs depends on many factors, including the critical acclaim they receive, the format of their initial release, for example, theatrical or direct-to-video, the actors and other key talent, their genre and their specific subject matter. The commercial success of our motion pictures also depends upon the quality and acceptance of motion pictures that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

In addition, because a motion picture’s performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new investment and production opportunities. We cannot make assurances that our motion pictures will obtain favorable reviews or ratings, that our motion pictures will perform well at the box office or in ancillary markets or that broadcasters will license the rights to broadcast any of our television programs in development or renew licenses to broadcast programs in our library. The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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Licensed distributors’ failure to promote our programs may adversely affect our business. Licensed distributors’ decisions regarding the timing of release and promotional support of our motion pictures and related products are important in determining the success of these pictures and products. As with most companies engaging in licensed distribution, we do not control the timing and manner in which our licensed distributors distribute our motion pictures. Any decision by those distributors not to distribute or promote one of our motion pictures or related products or to promote competitors’ motion pictures, programs or related products to a greater extent than they promote ours could have a material adverse effect on our business, results of operations or financial condition.

We could be adversely affected by strikes or other union job actions. The motion picture and television programs produced by us generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements.

We face substantial competition in all aspects of our business.

We are smaller and less diversified than many of our competitors. Although we are an independent distributor and producer, we constantly compete with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their motion picture and television operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market. The number of motion pictures released by our competitors, particularly the major U.S. studios, may create an oversupply of product in the market, reduce our share of box office receipts and make it more difficult for our films to succeed commercially. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theatre attendance is expected to be highest. For this reason, and because of our more limited production and advertising budgets, we typically do not release our films during peak release times, which may also reduce our potential revenues for a particular release. Moreover, we cannot guarantee that we can release all of our films when they are otherwise scheduled. In addition to production or other delays that might cause us to alter our release schedule, a change in the schedule of a major studio may force us to alter the release date of a film because we cannot always compete with a major studio’s larger promotion campaign. Any such change could adversely impact a film’s financial performance. In addition, if we cannot change our schedule after such a change by a major studio because we are too close to the release date, the major studio’s release and its typically larger promotion budget may adversely impact the financial performance of our film. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

Technological advances may reduce our ability to exploit our motion pictures. The entertainment industry in general and the motion picture industry in particular continue to undergo significant technological developments, including video-on-demand. This rapid growth of technology combined with shifting consumer tastes could change how consumers view our motion pictures and television programs. For example, an increase in video-on-demand could decrease home video rentals. Other larger entertainment distribution companies will have larger budgets to exploit these growing trends. We cannot predict how we will financially participate in the exploitation of our motion pictures and television programs through these emerging technologies or whether we have the right to do so for certain of our library titles. If we cannot successfully exploit these and other emerging technologies, it could have a material adverse effect on our business, results of operations or financial condition.

American Picture House Corporation - SEC Form 10	11 | P a g e

The loss of key personnel could adversely affect our business.

Our success depends to a significant degree upon the efforts, contributions and abilities of our senior management. We cannot assure you that the services of our key personnel will continue to be available to us or that we will be able to successfully renegotiate such employment agreements. The loss of services of any key employees could have a material adverse effect on our business, results of operations or financial condition.

We face risks from doing business internationally.

We distribute motion picture outside the United States through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

●	Changes in local regulatory requirements, including restrictions on content;
●	Changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes);
●	Differing degrees of protection for intellectual property;
●	Instability of foreign economies and governments;
●	Cultural barriers;
●	Wars and acts of terrorism; and
●	The spread of diseases such as COVID or SARS.

Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

Protecting and defending against intellectual property claims including those against copyright infringement may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property. We do not have the financial resources to protect our rights to the same extent as major studios. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. We also distribute our products in other countries in which there is no copyright and trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or certain portions or applications of our intended productions, which could have a material adverse effect on our business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that infringement or invalidity claims will not materially adversely affect our business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, results of operations or financial condition.

American Picture House Corporation - SEC Form 10	12 | P a g e

Piracy of motion pictures, including digital and internet piracy, may reduce the gross receipts from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern bloc countries. Additionally, as motion pictures begin to be digitally distributed using emerging technologies such as the internet and online services, piracy could become more prevalent, including in the U.S., because digital formats are easier to copy. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. In addition, there could be increased use of devices capable of making unauthorized copies of motion pictures. As long as pirated content is available to download digitally, many consumers may choose to download such pirated motion pictures rather than pay for motion pictures. Piracy of our films may adversely impact the gross receipts received from the exploitation of these films, which could have a material adverse effect on our business, results of operations or financial condition.

We face other risks in obtaining production financing from private and other international sources. For some productions, we finance a portion of our production budgets from incentive programs as well as international sources in the case of our international treaty co-productions. The foregoing could have a material adverse effect on our business, results of operations or financial condition.

Risks Related to the Company’s Common Shares

An active, liquid and orderly market for the Company’s Common Shares may not develop, and you may not be able to resell your Common Shares at or above the purchase price.

APHP’s common shares are quoted on the OTC Pink. An active trading market for the Company’s Common Shares has not developed and may never develop or be sustained. The lack of an active market may impair an investor’s ability to sell its shares at the time it wishes to sell them or at a price that it considers reasonable. An inactive market may also impair the Company’s ability to raise capital by selling shares and may impair the Company’s ability to acquire other businesses or technologies using the Company’s shares as consideration, which, in turn, could materially adversely affect the Company’s business.

The trading price of the shares of the Company’s Common Shares could be highly volatile, and purchasers of the Company’s Common Shares could incur substantial losses.

The Company’s shares price is likely to be volatile. The shares market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their Common Shares at or above their purchase price. The market price for the Company’s Common Shares may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

●	The success or failure of the Company’s efforts to acquire, license or develop additional products;
●	Innovations or new products developed by the Company or its competitors;
●	Announcements by the Company or its competitors of significant acquisitions, strategic
●	partnerships, joint ventures or capital commitments;
●	Manufacturing, supply or distribution delays or shortages;
●	Any changes to the Company’s relationship with any manufacturers, suppliers, licensors,
●	future collaborators or other strategic partners;
●	Achievement of expected product sales and profitability;
●	Variations in the Company’s financial results or those of companies that are perceived to be similar to the Company;
●	Trading volume of the Company’s Common Shares;
●	An inability to obtain additional funding;
●	Sales of the Company’s shares by insiders and shareholders;
●	General economic, industry and market conditions other events or factors, many of which
●	are beyond the Company’s control;
●	Additions or departures of key personnel; and
●	Intellectual property, product liability or other litigation against the Company.

American Picture House Corporation - SEC Form 10	13 | P a g e

APHP does not currently intend to pay dividends on its Common Shares, and, consequently, investors’ ability to achieve a return on their investment will depend on appreciation, if any, in the price of the Company’s Common Shares.

American Picture House has never declared or paid any cash dividend on its Common Shares. APHP currently anticipates that it will retain future earnings for the development, operation and expansion of the Company’s business and does not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their shares. There is no guarantee that the Company’s Common Shares will appreciate in value or even maintain the price at which shareholders have purchased their shares.

Sales of a substantial number of shares of the Company’s Common Shares by the Company’s shareholders in the public market could cause the Company’s shares price to fall.

Sales of a substantial number of the Company’s Common Shares in the public market or the perception that these sales might occur could significantly reduce the market price of the Company’s Common Shares and impair the Company’s ability to raise adequate capital through the sale of additional equity securities.

If the Company fails to maintain proper and effective internal control over financial reporting, the Company’s ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in the Company’s financial reporting and the trading price of the Company’s Common Shares may decline.

Pursuant to Section 404 of Sarbanes-Oxley, the Company’s management is required to report upon the effectiveness of the Company’s internal control over financial reporting. Additionally, if the Company reaches an accelerated filer threshold, the Company’s independent registered public accounting firm will be required to attest to the effectiveness of the Company’s internal control over financial reporting. The rules governing the standards that must be met for management to assess the Company’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, the Company will need to upgrade its information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If the Company or, if required, its auditors are unable to conclude that the Company’s internal control over financial reporting is effective, investors may lose confidence in the Company’s financial reporting and the trading price of the Company’s Common Shares may decline.

The Company cannot assure its investors that there will not be material weaknesses or significant deficiencies in the Company’s internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the Company’s ability that its internal control over financial reporting is effective, or if the Company’s independent registered public accounting firm determines the Company has a material weakness or significant deficiency in the Company’s internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of the Company’s financial reports, the market price of the Company’s Common Shares could decline, and the Company could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in the Company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the Company’s future access to the capital markets to accurately report its financial condition, results of operations or cash flows.

American Picture House Corporation - SEC Form 10	14 | P a g e

Risks Related to our Management and Control Persons

Our largest shareholder, officer, and director, Bannor Michael MacGregor, holds substantial control over the Company and is able to influence all corporate matters, which could be deemed by shareholders as not always being in their best interests.

We are dependent on the continued services of our Chairman and CEO, and our President, and if we fail to keep them or fail to attract and retain qualified senior executives and key technical personnel, our business may not be able to expand.

We are dependent on the continued services of Chairman/CEO, Bannor Michael MacGregor and President, A. John Luessenhop, Jr., and the availability of new executives to implement our business plans. The market for skilled employees is highly competitive, especially for employees in our industry. Although we expect that our planned compensation programs will be intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain all our key employees or a sufficient number to execute our plans, nor can there be any assurance we will be able to continue to attract new employees as required.

Our lack of adequate D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

In the future we may be subject to litigation, including potential class action and shareholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. While we do have D&O insurance it may not be sufficient in the case of litigation.

Our Officers and Key Personnel may voluntarily terminate their relationship with us at any time, and competition for qualified personnel is lengthy, costly, and disruptive.

If we lose the services of our officers and key personnel and fail to replace them if they depart, we could experience a negative effect on our financial results and shares price. The loss and our failure to attract, integrate, motivate, and retain additional key employees could have a material adverse effect on our business, operating and financial results and shares price.

Risks Relating to Our Company and Industry

The success of our business depends on our ability to maintain and enhance our reputation and brand.

We believe that our reputation in our industry is of significant importance to the success of our business. A well-recognized brand is critical to increasing our customer base and, in turn, increasing our revenue. Since the industry is highly competitive, our ability to remain competitive depends to a large extent on our ability to maintain and enhance our reputation and brand, which could be difficult and expensive. To maintain and enhance our reputation and brand, we need to successfully manage many aspects of our business, such as cost-effective marketing campaigns to increase brand recognition and awareness in a highly competitive market. We cannot assure you, however, that these activities will be successful and achieve the brand promotion goals we expect. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial conditions and results of operations could be adversely affected.

American Picture House Corporation - SEC Form 10	15 | P a g e

In the event that we are unable to successfully compete in our industry, we may not see lower profit margins

We face substantial competition in our industry. Due to our smaller size, it can be assumed that some of our competitors have greater financial and other competitive resources. We will attempt to compete against these competitors by developing film content that exceed what is offered by our competitors. However, we cannot assure you that our intellectual properties will outperform competing films. Increased competition could result in:

●	Lower than projected revenues;
●	Lower profit margins

Any one of these results could adversely affect our business, financial condition, and results of operations. In addition, our competitors may develop competing products that achieve greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. Our inability to achieve sales and revenue due to competition will have an adverse effect on our business, financial condition, and results of operations.

If we are unable to successfully manage growth, our operations could be adversely affected.

Our progress is expected to require the full utilization of our management, financial and other resources. Our ability to manage growth effectively will depend on our ability to improve and expand operations, including our financial and management information systems, and to recruit, train and manage personnel. There can be no absolute assurance that management will be able to manage growth effectively.

If we do not properly manage the growth of our business, we may experience significant strains on our management and operations and disruptions in our business. Various risks arise when companies and industries grow quickly. If our business or industry grows too quickly, our ability to meet customer demand in a timely and efficient manner could be challenged. We may also experience development delays as we seek to meet increased demand for our services and platform. Our failure to properly manage the growth that we or our industry might experience could negatively impact our ability to execute on our operating plan and, accordingly, could have an adverse impact on our business, our cash flow and results of operations, and our reputation with our current or potential customers.

We may fail to successfully integrate acquisitions or otherwise be unable to benefit from pursuing acquisitions.

We believe there are meaningful opportunities to grow through acquisitions and joint ventures across all service categories and we expect to continue a strategy of selectively identifying and acquiring intellectual properties. We may be unable to identify, negotiate, and complete suitable acquisition opportunities on reasonable terms. There can be no assurance that any business acquired by us will be successfully integrated with our operations or prove to be profitable to us. We may incur future liabilities related to acquisitions. Should any of the following problems, or others, occur as a result of our acquisition strategy, the impact could be material:

●	Difficulties integrating personnel from acquired entities and other corporate cultures into our business; difficulties integrating information systems;
●	The potential loss of key employees of acquired companies;
●	The assumption of liabilities and exposure to undisclosed or unknown liabilities of acquired companies; or the diversion of management attention from existing operations.

American Picture House Corporation - SEC Form 10	16 | P a g e

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees.

Our Articles of Incorporation contain provisions that mitigate the liability of our directors for monetary damages to our Company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers, and employees. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers, and employees that we may be unable to recoup. These provisions and resulting costs may also discourage our Company from bringing a lawsuit against directors, officers, and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers, and employees even though such actions, if successful, might otherwise benefit our Company and shareholders.

Item 2. Financial Information

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this Form 10. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. Actual results and the timing of events could differ materially from those anticipate in these forward-looking statements as a result of a number of factors. See “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Form 10.

General

American Picture House Corporation plans to be a premiere entertainment company with a focus on feature films, limited series, and content-enhancing technologies. APHP is managed by astute financiers and supported by seasoned creatives. The Company plans to partner with top filmmakers, showrunners, content developers, and strategic technology partners to develop, package, finance, and produce high-quality feature films and shows with broad-market appeal. The Company’s management and advisors have relationships with major studios, Streamers, leading talent agencies, and proven foreign sales companies, which will empower the Company to offer A-list creatives (and convincing up-and-comers) the opportunity to partner with a financier/producer that values passion and imagination and understands profitability. The Company plans to specialize in mid-budgeted productions where more than 100% of the budget can be collateralized by a film’s or show’s intellectual property (‘IP”), unsold licensing sales projections, pre-sold licensing contracts, incentive agreements, tax rebates, and grants. The Company’s management and advisors will use these assets to limit risk and guarantee greater profitability. The Company will strive to become synonymous with creative ability, financial sophistication, and leading-edge technology. The Company has optioned IP with the intent to co-finance and co-produce feature films and limited series shows. The Company intends to embrace the ever-evolving technologies that service the industry including innovative artificial intelligence (“AI”) tools and models.

Our ability to generate any revenue sufficient to achieve profitability will depend on the successful development, production, and distribution of motion pictures. We reported a net loss of approximately $448,000 for the six months ended June 30, 2023 and net losses of $86,000 and $506,000 for the years ended December 31, 2022 and 2021, respectively. As of June 30, 2023, we had an accumulated deficit of approximately $4.1 million. We expect to continue to incur significant expenses and increasing operating losses until we begin receiving revenue from the distribution of our film properties. We expect that our expenses and capital expenditures will increase substantially in connection with our ongoing activities including, but not limited to the following:

●	Development and production of current and future film properties;
●	Potential acquisition of additional intellectual property rights and/or acquisition of intellectual property and production companies in the entertainment industry;
●	Add development and production personnel to support our film production activities; and
●	Add operational, legal, compliance, financial, investor relations, and management information systems personnel to support our development and production and operations as a new public company.

American Picture House Corporation - SEC Form 10	17 | P a g e

Over the next twelve months management plans to use borrowings and the sale of Common Stock to mitigate the effects of cash flow deficits; however, no assurance can be given that debt or equity financing, if and when required, will be available on commercially reasonable terms.

Components of Our Results of Operations

Revenue

The Company’s revenue comes from contracts with customers for consulting services and from the licensing and distribution of film and other entertainment rights. The Company accounts for a contract with a customer when there is an enforceable contract between the Company and the customer, the rights of the party are identified, the contract has economic substance, and collectability of the contract is considered probable.

Cost of Revenues

Cost of revenues includes only those costs directly related to the services being rendered. A majority of the consulting services were performed by management and members of the Board of Directors with no separate compensation due or payable to these individuals.

Operating Expenses

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our executives and other administrative functions. General and administrative expenses include legal fees, accounting, auditing, consulting, and tax services; insurance costs; investor relations and transfer agent fees; travel expenses; and facility costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance, and investor and public relations expenses associated with operating as a public company.

Other Income (Expense)

Interest Income. Interest income consists of interest earned on our cash balances.

Interest Expense. Interest expenses consist of interest on the Company’s Economic Injury Disaster Loan (“EIDL”); credit cards, and related party debt.

Bad Debt Expense. Bad debt expense reflects amounts recorded as a reserve for accounts receivable where management had subsequently determined collectability is uncertain or improbable.

Income Taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for the research and development tax credits earned in each year and interim period, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credit carryforwards will not be realized.

American Picture House Corporation - SEC Form 10	18 | P a g e

Results of Operations

Three Months Ended June 30, 2023 Compared to Three Months Ended June 30, 2022

The following table summarizes our results of operations for the three months ended June 30, 2023 and 2022:

	Three Months ended June 30,
	2023	2022	Change $

Consulting revenues	$-	$-	$-

Cost of revenues	-	-	-
	-	-	-

Operating Expenses:
General and administrative:	201,188	139,594	61,594
Total Operating Expenses	201,188	139,594	61,594
Net Operating Loss	(201,188)	(139,594)	(61,594)

Other Income (Expenses):
Interest income	1,712	-	1,712
Interest expense	(2,054)	(1,589)	(465)
Bad debt expense	(193,932)	-	(193,932)
Net Other Income (Expenses)	(194,274)	(1,589)	(192,685)
Loss before income taxes	(395,462)	(141,183)	(254,279)
Income taxes	-	-	-
Net loss	$(395,462)	$(141,183)	$(254,279)

Revenues and Cost of Revenues

During the three months ended June 30, 2023 and 2022, the Company did not report any revenues or cost of revenues. The Company’s revenue comes from contracts with customers for consulting services and from the licensing and distribution of film and other entertainment rights.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2023 were approximately $201,000 compared to approximately $140,000 for the three months ended June 30, 2022. The increase of approximately $61,000 in general and administrative expenses relates to accounting, auditing, and legal professional fees decrease in salaries and personnel-related costs and increased travel expenses. As we transition to a public company, we expect these costs to increase in future periods.

American Picture House Corporation - SEC Form 10	19 | P a g e

Other Income (Expense)

Interest Income. Interest income for the three months ended June 30, 2023 and 2022 was minimal and consisted of interest earned on invested cash balances.

Interest Expense. Interest expense for the three months ended June 30, 2023 and 2022 was approximately $2,000 and $2,000, respectively, and was primarily related to our Economic Injury Disaster Loan (“EIDL”) and working capital loan.

Liquidity and Capital Resources

During the second quarter of 2023, the Company sold 3,333,328 shares of Common Stock at $0.15 per share to new investors resulting in total proceeds of $500,000. $40,166 of the $500,000 is reported as a subscription receivable as of June 30, 2023 and was subsequently collected in July 2023.

We had an accumulated deficit of approximately $4.1 million, incurred a net loss of approximately $395,000, and had cash outflows from operations of approximately $188,000 as of and for the three months ended June 30, 2023. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our film development and production activities will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we develop and produce feature films. To date, we have funded our operations with proceeds from sales of common stock and borrowings from related parties under promissory notes. As of June 30, 2023, we had cash and cash equivalents of approximately $266,000.

Operating Activities

During the three months ended June 30, 2023, operating activities used approximately $188,000 of cash, primarily resulting from our net loss of approximately $395,000, partially offset by non-cash charges and changes in our operating assets and liabilities of $207,000.

During the three months ended June 30, 2022, operating activities used approximately $20,000 of cash, primarily resulting from our net loss of approximately $141,000, partially offset by non-cash charges and changes in our operating assets and liabilities of approximately $121,000.

Investing Activities

During the three months ended June 30, 2023 and 2022, investing activities were not significant.

Financing Activities

During the three months ended June 30, 2023, net cash provided by financing activities was approximately $437,000 including approximately $460,000 of proceeds from the sale of Common Stock partially offset by net repayments of $23,000 on related party borrowings.

During the three months ended June 30, 2022, net cash provided by financing activities was $0.

American Picture House Corporation - SEC Form 10	20 | P a g e

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

The following table summarizes our results of operations for the six months ended June 30, 2023 and 2022:

	Six Months ended June 30,
	2023	2022	Change $

Consulting revenues	$169,111	$-	$169,111

Cost of revenues	36,701	-	36,701
	132,410	-	132,410

Operating Expenses:
General and administrative:	384,791	206,790	178,001
Total Operating Expenses	384,791	206,790	178,001
Net Operating Loss	(252,381)	(206,790)	(45,591)

Other Income (Expenses):
Interest income	2,453	-	2,453
Interest expense	(3,941)	(3,628)	(313)
Bad debt expense	(193,932)	-	(193,932)
Net Other Income (Expenses)	(195,420)	(3,628)	(191,792)
Loss before income taxes	(447,801)	(210,418)	(237,383)
Income taxes	-	-	-
Net loss	$(447,801)	$(210,418)	$(237,383)

Revenues and Cost of Revenues

During the six months ended June 30, 2023 and 2022, the Company had revenues of approximately $169,000 and $0, respectively. The Company’s revenue comes from contracts with customers for consulting services and from the licensing and distribution of film and other entertainment rights.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2023 were approximately $385,000 compared to approximately $207,000 for the six months ended June 30, 2022. The increase of approximately $178,000 in general and administrative expenses relates to accounting, auditing, and legal professional fees, decrease in salaries and personnel-related costs and increased travel expenses. As we transition to a public company, we expect these costs to increase in future periods.

Other Income (Expense)

Interest Income. Interest income for the six months ended June 30, 2023 and 2022 was approximately $2,000 and $0, respectively, and consisted of interest earned on invested cash balances.

Interest Expense. Interest expense for the six months ended June 30, 2023 and 2022 was approximately $4,000 and $4,000, respectively, and was primarily related to our Economic Injury Disaster Loan (“EIDL”) and working capital loan.

American Picture House Corporation - SEC Form 10	21 | P a g e

Liquidity and Capital Resources

During the first half of 2023, the Company sold 3,333,328 shares of Common Stock at $0.15 per share to new investors resulting in total proceeds of $500,000. $40,166 of the $500,000 is reported as a subscription receivable as of June 30, 2023 and was subsequently collected in July 2023.

We had an accumulated deficit of approximately $4.1 million, incurred a net loss of approximately $448,000, and had cash outflows from operations of approximately $318,000 as of and for the six months ended June 30, 2023. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our film development and production activities will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we develop and produce feature films. To date, we have funded our operations with proceeds from sales of common stock and borrowings from related parties under promissory notes. As of June 30, 2023, we had cash and cash equivalents of approximately $266,000.

Operating Activities

During the six months ended June 30, 2023, operating activities used approximately $318,000 of cash, primarily resulting from our net loss of approximately $448,000, partially offset by non-cash charges and changes in our operating assets and liabilities of $318,000.

During the six months ended June 30, 2022, operating activities used approximately $62,000 of cash, primarily resulting from our net loss of approximately $210,000, partially offset by non-cash charges and changes in our operating assets and liabilities of approximately $149,000.

Investing Activities

During the six months ended June 30, 2023 and 2022, investing activities were not significant.

Financing Activities

During the six months ended June 30, 2023, net cash provided by financing activities was approximately $562,000 including approximately $460,000 of proceeds from the sale of Common Stock and net related party borrowings of $103,000.

During the six months ended June 30, 2022, net cash provided by financing activities was approximately $47,000 resulting from net related party borrowings.

American Picture House Corporation - SEC Form 10	22 | P a g e

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	2022	2021	Change $

Consulting revenues	$461,174	$-	$461,174

Cost of revenues	131,722	-	131,722
	329,452	-	329,452

Operating Expenses:
General and administrative:	409,290	125,360	283,930
Total Operating Expenses	409,290	125,360	283,930
Net Operating Loss	(79,838)	(125,360)	45,522

Other Income (Expenses):
Interest income	2,077	-	2,077
Interest expense	(7,995)	(14,056)	6,061
Bad debt expense	-	(366,387)	366,387
Net Other Income (Expenses)	(5,918)	(380,443)	374,525
Loss before income taxes	(85,756)	(505,803)	420,047
Income taxes	-	-	-
Net loss	$(85,756)	$(505,803)	$420,047

Revenues

During the years ended December 31, 2022 and 2021, the Company reported consulting revenues of approximately $461,000 and $0, respectively. The Company’s revenue comes from contracts with customers for consulting services and from the licensing and distribution of film and other entertainment rights.

Cost of Revenues

Cost of revenues for the years ended December 31, 2022 and 2021, were approximately $132,000 and $0, respectively, and consist of those costs directly related to the services being rendered. A majority of the consulting services were performed by management and members of the Board of Directors.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2022, were approximately $409,000, compared to approximately $125,000 for the year ended December 31, 2021. The increase of approximately $284,000 in general and administrative expenses primarily relates to accounting, auditing, and legal professional fees decrease in salaries and personnel-related costs and increased travel expenses. We expect to see further increases as we grow our operations in future periods.

American Picture House Corporation - SEC Form 10	23 | P a g e

Other Income (Expense)

Interest Income. Interest income for the years ended December 31, 2022 and 2021 was approximately $2,000 and $0, respectively, and consisted of interest earned on invested cash balances.

Interest Expense. Interest expense for the years ended December 31, 2022 and 2021 was approximately $8,000 and $14,000, respectively, and was primarily related to our Economic Injury Disaster Loan (“EIDL”) and working capital loan.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, we had an accumulated deficit of approximately $3.7 million, incurred a net loss of approximately $86,000 and cash inflows from operations of approximately $5,000 as of and for the year ended December 31, 2022. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our film development and production activities and commercially release our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and, if successful, the clinical development of our programs. To date, we have funded our operations with proceeds from sales of common stock and borrowings under convertible promissory notes. As of December 31, 2022, we had cash and cash equivalents of $32,000.

Operating Activities

During the year ended December 31, 2022, operating activities provided approximately $5,000 of cash, primarily resulting from our net loss of approximately $86,000, partially offset by non-cash charges of approximately $25,000 and net cash provided by changes in our operating assets and liabilities of $66,000.

During the year ended December 31, 2021, operating activities used approximately $179,000 of cash, primarily resulting from our net loss of approximately $506,000, partially offset by non-cash charges of approximately $370,000 and net cash provided by changes in our operating assets and liabilities of $43,000.

Investing Activities

During the year ended December 31, 2022, net cash used by financing activities was approximately $121,000, related to film production.

During the year ended December 31, 2021, net cash used by financing activities was $0.

Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was approximately $46,500, consisting primarily of related party working capital borrowings under a promissory note.

During the year ended December 31, 2021, net cash provided by financing activities was approximately $278,000, consisting primarily of $128,000 related party working capital borrowings under a promissory note and proceeds of $149,900 from an Economic Injury Disaster Loan (“EIDL”) secured loan with the U.S. Small Business Administration.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing film development and production activities. In addition, transition from the OTC markets to an SEC registrant will increase our reporting and compliance cost.

American Picture House Corporation - SEC Form 10	24 | P a g e

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions include (i.) determining the need for an allowance for doubtful accounts (ii.) impairment of long-lived assets; (iii.) deferred income taxes and (iv.) measurement of the fair value of equity awards.

Off-Balance Sheet Arrangements

During the periods presented, we did not have and we do not currently have any significant off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Working Capital Loan

During the three months ended June 30, 2023 and the years ended December 31, 2022 and 2021, the Company borrowed approximately $125,000, $115,000, and $259,000, respectively, from Michael MacGregor, the Company’s CEO & President and Board member to meet working capital requirements. During 2022, the Company agreed to exchange $299,401 in debt obligations to Mr. MacGregor and relief from two of the Company’s legal services providers in exchange for equity in the form of 3,000,000 common shares valued at $0.10 per share for an equivalent aggregate value of $300,000. The transaction enabled the Company to retire $231,901 of debt due and owing to Mr. MacGregor and $67,500 of accrued legal fees.

Thu Company also repaid approximately $69,000 of this related party debt in 2022. During 2021, the Company issued 3,829 shares of Series A referred shares to Mr. MacGregor as payment in full for: (a) repayment of loans from an affiliate comprised of principal of $539,084 and accrued interest of $30,197 (combined $569,281) and (b) a shareholder assuming the loan payable to a note payable to an affiliate comprised of principal of $186,637 and accrued interest of $9,871 (combined $196,508). In aggregate, $765,789 of loans and accrued interest were converted to 3,829 shares of Series A preferred shares.

American Picture House Corporation - SEC Form 10	25 | P a g e

[The above summary of our Working Capital Loan is qualified in its entirety by reference to the full text of the Business Loan Agreements and the related Promissory Notes with respect to the Working Capital Loan which are filed as exhibits to the registration statement of which this filing].

Accounts Receivable – Accounts receivable primarily consist of trade receivables due from customers for consulting services and from fees derived from licensing of IP to content providers worldwide.

Going Concern

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the consolidated financial statements are issued and determined. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate increased revenues and raise capital within one year from the date of filing.

Over the next twelve months management plans to use borrowings and security sales to mitigate the effects of cash flow deficits; however, no assurance can be given that debt or equity financing, if and when required, will be available.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

Item 3. Properties

The Company maintains three virtual offices in New York, NY, Raleigh, NC, and Los Angeles, CA.

American Picture House Corporation - SEC Form 10	26 | P a g e

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us regarding beneficial ownership of our capital shares as of August 9, 2023, for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent (5%) of our capital shares.

Name of All Officers, Directors, and Control Persons	Affiliation with Company (e.g., Officer Title /Director/ Owner of more than 5%)	Residential Address (City / State Only)	Number of shares owned	Share type/class	Ownership Percentage of Class Outstanding	Names of control person(s) if a corporate entity
Bannor Michael MacGregor (1)	Chairman, CEO	Durham, NC	500,000	Common	0.480%
A. John Luessenhop, Jr.	President, Director	Amagansett, NY	2,020,000	Common	1.938%
Donald J. Harris	Secretary, Director	Raleigh, NC	3,117,24 0	Common	2.991%
Daniel Hirsch	Treasurer	Teaneck, NJ	0	Common	0%
James H. Hayne	Asst. Secretary & Asst. Treasurer	Cary, NC	0	Common	0%
Tom Rauker	Director	Littleton, MA	0	Common	0%
William J. MacDonald	Director	Venice Beach, CA	0	Common	0%
Michael Blanchard	Director	Littleton, MA	3,540,000 0	Common	3.396%
Michael Wilson	Director	Denville, NJ	100,000	Common	0.096%
Peter Conway (2)	Director	Acton. MA	0	Common	0.000%
Philip Quartararo	Director	Bell Canyon, CA	20,000	Common	0.019%
Timothy Battles	Director	Groton, MA	4,430,000	Common	4.250%
Noah Morgan Private Family Trust	Shareholder	Orem, UT	31,032,737	Common	29.772%	Bannor Michael MacGregor (1)
PC2 Consulting	Shareholder	Acton, MA	48,000	Common	0.046%	Peter Conway (2)
North Star Capital PTY	Shareholder	Hampton, AUS	3,500,000	Common	3.358%	Damian Gill (3)
Black Rock Capital PTY	Shareholder	Victoria, AUS	3,000,000	Common	2.398%	Damian Gill (3)
Donald & Janet Gundermann	Shareholder	Palm Beach, FL	7,500,000	Common	7.195%
All Officers, Directors and Control Persons			4,745,441		55.939%

(1)	Mr. MacGregor is a Managing Manager of Hyperion Sprung Private Family Trust Management Company, LLC, trustee of The Noah Morgan Private Family Trust which owns 31,032,737 common shares of the Company which represents 29.772% of the Common Shares of the Company. Mr. MacGregor’s common shares and the shares of the aforementioned trust, in aggregate, hold 30.252% of the Common Shares of the Company.

American Picture House Corporation - SEC Form 10	27 | P a g e

(2)	Mr. Conway is a principal of PC2Consulting.
(3)	Upon information and belief, Damian Gill is a director and shareholder of North Star Capital Pty Ltd which owns 3,500,000 common shares of the Company and Black Rock Capital Pty Ltd which owns 3,000,000 common shares of the Company, these two entities, in aggregate, hold 5.756% of the Common Shares of the Company. Mr. Gill is also a director and shareholder in Vastech Holdings Ltd (“Vastech’) and Intellitech Pty Ltd (“Intellitech”), the past and present owners, respectively, of the Vastech IMM technology licensed by the Company.

Name of Beneficial Owner	Series A Preferred Shares Beneficially Owned (1)	Percentage of Series A Preferred Shares (2)
Bannor Michael MacGregor (3)	3,829	100.00%

Total	3,829	100.00%

(1)	The holders of the Series A preferred shares, shall not be entitled to receive dividends. The holders of Series A preferred shares shall be entitled to vote on all matters submitted to a vote of the shareholders of the Company. The holders of the Series A preferred shares shall be entitled to one million (1,000,000) votes per one share of Series A preferred held. The holders of any Series A preferred shares shall be entitled to convert such shares into fully paid and non-assessable shares of common stock at the following conversion ratio: each Series A preferred share is convertible at a ratio of 1 to 100,000 so that each one share of Series A preferred shares may be exchanged for 100,000 common shares.

(2)	The number of Series A Preferred shares outstanding used in computing the percentage is 3,829.

(3)	The address for Bannor Michael MacGregor is Durham, NC.

Item 5. Directors and Executive Officers.

Bannor Michael MacGregor, CEO/Chairperson – Age 58

Mr. MacGregor has served as the Company’s Chief Executive Officer since September of 2017. Mr. MacGregor has been the Managing Member of Duncan Morgan, LLC since June of 2008. Prior to that, Mr. MacGregor served as the CEO and President of Bold Crayon Corporation from 2018 to 2022. Mr. MacGregor was a producer on the feature film, BUFFALOED (2020). Mr. MacGregor also served as an Executive Director at the Organization for the Advocacy of Multi Cultural Unity, Inc., a non-profit, that promotes cultural awareness, from 2016 to 2022.

A. John Luessenhop, Jr., esq., President/Director – Age 64

Mr. Luessenhop has served as the Company’s President since July of 2023. Prior to that Mr. Luessenhop has served as the CFO at Catalyst Cannabis Co. from 2020 to 2023. Mr. Luessenhop is a writer/director/producer and former Wall Street attorney. Mr. Luessenhop co-wrote and directed SPEED KILLS, starring John Travolta and Kathryn Winnick. The film premiered as an original on the leading streaming services with high success. Mr. Luessenhop directed two movies, TAKERS and TEXAS CHAINSAW 3D (the reboot of the iconic horror franchise), that both opened #1 at the U.S. Box Office. TAKERS also followed its box office success by topping U.S. charts for sales, rentals, and video-on-demand purchases. Mr. Luessenhop earned degrees as the University of Virginia and Georgetown Law School.

Donald J. Harris, esq., Secretary/Director – Age 61

Mr. Harris has served as the Company’s Secretary since July of 2023. Mr. Harris serves as a partner at Harris Sarratt & Hodges, LLP since 1999. Mr. Harris is a corporate attorney and trial attorney specializing in complex business disputes involving issues related to corporate governance, and ownership, contracting, technology, intellectual property, and licensing.

Daniel Hirsch, Treasurer – Age 55

Mr. Hirsch has served as the Company’s Treasurer since July of 2023. Prior to that Mr. Hirsch served as Chief Financial Officer and director of Todos Medical Ltd since January 5, 2020. Mr. Hirsch has been Managing Partner of First Line Capital, LLC since 2002. Mr. Hirsch holds a Bachelor’s Degree in Economics from Yeshiva University and a Master’s Degree in Public Health from the New School of Social Research.

American Picture House Corporation - SEC Form 10	28 | P a g e

James H. Hayne, CPA, Assistant Secretary and Assistant Treasurer – Age 57

Mr. Hayne has served as the Company’s Assistant Secretary and Assistant Treasurer since July of 2023. Mr. Hayne is a finance executive with over 30 years’ corporate and public accounting experience. Mr. Hayne has been a shareholder at Hayne Financial Consulting, LLC, a consulting firm that principally provides contract accounting and chief financial officer services, since January 1, 2023. Mr. Hayne was a shareholder at Hayne, CPA, PLLC from November 1, 2017 through December 31, 2019 and from January 1, 2020 through December 31, 2022, Mr. Hayne was a shareholder with Dodson, Shelton & Nelson, P.A. Mr. Hayne holds a Bachelor’s Degree in Accounting from North Carolina State University and is a licensed Certified Public Accountant.

Philip Quartararo, Director – Age 67

Mr. Quartararo has served the Chairman and President of the Hello Group, a prominent Music Publishing company that is administered through SONY, since June 2019. Mr. Quartararo serves as the President of VirtualSonics, a tech company specializing in building virtual instruments and is SONY’s global brand partner on 360RA, the newest spatial audio delivery system since 2018. Prior to that Mr. Quartararo served as the President of Rhythm Nation Records, from September 2016 to November of 2019. Mr. Quartararo is considered an artist branding expert and is widely regarded as one of the industry’s staunchest advocates to defend and protect artists rights. Prior to that Mr. Quartararo served as the CEO at Virgin Records, Warner Bros. Records and EMI, and has been involved in the careers of recording artists ranging from U2 to Linkin Park to Josh Groban to the Spice Girls.

Michael Wilson, Director – Age 57

Mr. Wilson serves as the EVP of Operations and Finance at Astro Digital since January of 2017. Mr. Wilson serves as the Co-Founder of The Panama Media Center since January of 2013. Mr. Wilson serves as an Executive Director of The Delahunt Group since March of 2011. Mr. Wilson is an executive and corporate advisor specializing in business strategy, investment banking, portfolio management, and valuation. Mr. Wilson earned an MBA from NYU Stern School of Business and is a graduate of Northeastern University.

Michael Blanchard, Director – Age 63

Mr. Blanchard had served the Company’s as its Secretary/Treasurer from September 2020 to July 2023. Mr. Blanchard serves as the CEO of Ribo Music, LLC since April pf 2020. Prior to that Mr. Blanchard served as an Investor Liaison to Bold Crayon Corporation from 2018 to December of 2020. Mr. Blanchard is a graduate of Boston College.

Tim Battles, Director – Age 59

Mr. Battles serves as the CFO of Ribo Music, LLC since April pf 2020. Prior to that served as the SVP/Chief Integration Officer of TPx Communications from 2016 to 2018. Mr. Battles earned a Bachelor’s Degree from Bowdin College.

Pete Conway, Director – Age 65

Mr. Conway serves as the CEO of PC2 Consulting since January 2015. Prior to that, Mr. Conway served as COO, CTO and various executive roles in product line development, marketing and sales spanning servers, storage and networking technologies for companies like EMC, Dell, and Microsoft. Earned an Masters at Computer Science from Rensselaer Polytechnic Institute (RPI) and a B.S. at Computer Science from Union College.

American Picture House Corporation - SEC Form 10	29 | P a g e

William J. MacDonald, Director – Age 67

Mr. MacDonald serves as the Chief Creative Officer of Asteri Networks since December of 2017. Mr. MacDonald is an American film and television producer and writer. Mr. MacDonald was a co-creator of the HBO original series ROME (in association of the BBC) along with John Milius and Bruno Heller and served as an executive producer and writer on the series. Mr. MacDonald has a producer, co-producer or executive producer credit on SLIVER, JADE, AN OCCASIONAL HELL, ROUGH RIDERS, MOLLY AND ONE MAN’S HERO. Mr. MacDonald earned an undergraduate degree from Georgetown University and a Juris Doctor degree from the Fordham University School of Law in New York.

Thomas Rauker, Director – Age 59

Mr Rauker currently serves as the President and COO of Aidentified, LLC, an AI driven data and intelligence business, since June of 2022, and was also recently added to the board of directors. Prior to this Mr. Rauker served as the Global COO of Dun & Bradstreet (D&B) since May of 2019 and served in various executive leadership roles at the company since January of 2015 following the acquisition of NetProspex, Inc. During his tenure at D&B he played key roles in both the privatization of the company, completed in February of 2019, and the following IPO in July 2020 to bring the company back to the NYSE. Prior D&B, Mr Rauker served as the COO and CFO of NetProspex starting in 2010, leading the company through a Series C of Venture Capital Funding leading to a successful sale of the company in January 2015 to D&B. Mr. Rauker also has continued to serve as an advisor to multiple Private Equity and Venture Capital firms since June of 2021.

Term of Office

Our directors are appointed to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board, subject to their respective employment agreements.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

No persons or entities listed above have, in the past 10 years, been the subject of:

1.	A conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

2.	The entry of an order, judgment, or decree, not subsequently reversed, suspended, or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended, or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

3.	A finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding, or judgment has not been reversed, suspended, or vacated; or

4.	The entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited such person’s involvement in any type of business or securities activities.

American Picture House Corporation - SEC Form 10	30 | P a g e

Board of Directors

General Practices

According to our Amended and Restated Articles, our Board of Directors must consist of at least seven and not more than sixteen directors. Currently, our Board of Directors consists of ten directors. Pursuant to our Amended Articles, our directors are elected at an annual or special general meeting of our shareholders and serve on our Board of Directors until the next annual general meeting at which one or more directors are elected or until they are removed by the majority of our shareholders at an annual or special general meeting of our shareholders or upon the occurrence of certain events, in accordance with our Amended Articles. In addition, our Amended Articles allow our Board of Directors to appoint directors to fill vacancies on our Board of Directors to serve until the next annual meeting or special general meeting, or earlier if required by our Amended Articles or applicable law.

Audit Committee

Our Board of Directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the regulations of the SEC including the following:

●	Oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors or shareholders for their approval, as applicable;

●	Recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board or shareholders for their approval, as applicable, in accordance with the requirements of applicable law.

Our audit committee, which consists of two directors and one officer, provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Our audit committee consists of Michael Wilson, a director, who serves as the chairperson and Thomas Rauker, a director, and James Hayne, an officer, serve as the other committee members. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that Mr. Wilson, Mr. Rauker, and Mr. Hayne are “audit committee financial experts” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Our board of directors has determined that at least two members of our audit committee are independent as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees.

Compensation Committee

Under Wyoming law, the board of directors of any corporation may appoint a compensation committee. Our compensation committee is comprised of at least three directors, including two outside directors, who must constitute a majority of the members of the compensation committee.

American Picture House Corporation - SEC Form 10	31 | P a g e

The roles of the compensation committee are, among others, as follows:

●

Recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

●	Reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

●	Resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

●	Exempting, under certain circumstances, a transaction with our chief executive officer from the approval of the general meeting of our shareholders.

Our compensation committee consists of three directors, Philip Quartararo who serves as the chairperson, and A. John Luessenhop, Jr., and William J. MacDonald who serve as the other members. Our board of directors has determined that two members, Mr. Quartararo and Mr. MacDonald, of our compensation committee are independent under the Nasdaq Rules, including the additional independence requirements applicable to the members of a compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which is comprised of three directors, is responsible for reviewing proposed new members of the Board and establishing full criteria for board membership. The nominating and corporate governance committee is also responsible for evaluating the performance of the Board as a whole, as well as that of the individual members of the Board.

Our nominating and corporate governance committee consists of A. John Luessenhop. Jr., who serves as the chairperson, Timothy Battles and Donald Harris who serve as the other members. Our board of directors has determined that one member, Mr. Battles, of our nominating and corporate governance committee is independent under the Nasdaq Rules, including the additional independence requirements applicable to the members of a nominating and corporate governance committee.

For the fiscal years ending December 31, 2021, and 2022, and Q1 and Q2 of 2023, the board of directors:

Reviewed and discussed the audited financial statements with management and reviewed and discussed the written disclosures and the letter from our independent auditors on the matters relating to the auditor’s independence.

Based upon the board of directors’ review and discussion of the matters above, the board of directors authorized inclusion of the audited financial statements for the year ended December 31, 2022, and 2021, to be included in this Registration Statement on Form 10 filed with the Securities and Exchange Commission.

Code of Ethics & Insider Trading Policy

We have adopted a Code of Ethics and Insider Trading Policy which applies to our executive officers, directors and employees. A copy of our code of ethics is filed as Exhibit 14 to this Form 10.

Item 6. Executive Compensation

To date, the Company has not entered into any employment agreement with any executive.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Other than described below or the transactions described under the heading “Executive Compensation,” there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were a participant and in which any director, executive officer, holder of 5% or more of any class of our capital shares or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

American Picture House Corporation - SEC Form 10	32 | P a g e

Item 8. Legal Proceeding

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. Aside from the following, we are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Pending Legal Proceeding(s).

Randall S. Sprung v. Bannor Michael MacGregor, Jeffery Katz, and Life Design Station International, Inc. – Supreme Court of New York, County of Kings, Index No.: 504677/2019

This action instituted by Randall Sprung against the Defendants on March 4, 2019, to recover monies he alleges are owed by Defendants (Counter-Plaintiffs) pursuant to written agreements to purchase shares and to provide consulting services between the parties. Defendants Bannor Michael MacGregor and Life Design Station International, Inc. (“LDSI”) (Counter-Plaintiffs) have filed counterclaims to recover damages they have incurred as a direct result of Sprung’s failure to properly perform his obligations and duties under the written agreement between the parties.

In February 2022, Plaintiff Sprung passed away. On May 25, 2023, the Court entered an Order substituting David Sprung, as Administrator of the Estate of Randall S. Sprung, for Randall S. Sprung as Defendant in the action.

While the case was filed in March 2019, due to the COVID-19 pandemic and the death of the Plaintiff, it is still in the preliminary stages. The Defendants will continue to pursue their counterclaims and to defend against Plaintiff’s claims vigorously.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters

Market Information.

Our common shares are qualified for quotation on the OTC Markets - OTC Pink under the symbol “APHP”. On August 9, 2023, the highest trade was for $ 0.21 and the low was $0.21

Quarterly period	High	Low
Fiscal year ended December 31, 2023:	$0.485	$0.200
First Quarter	$0.485	$0.072
Second Quarter	$0.490	$0.200

Fiscal year ended December 31, 2022:	$0.200	$0.023
First Quarter	$0.170	$0.045
Second Quarter	$0.090	$0.030
Third Quarter	$0.100	$0.023
Fourth Quarter	$0.200	$0.023

Fiscal year ended December 31, 2021:	$1.230	$0.002
First Quarter	$0.175	$0.030
Second Quarter	$0.270	$0.075
Third Quarter	$1.230	$0.002
Fourth Quarter	$0.190	$0.021

As of August 9, 2023

American Picture House Corporation - SEC Form 10	33 | P a g e

Holders

As of August 9, 2023 we had 308 shareholders of record of common shares per our transfer agent’s shareholder list with others in street name.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any cash dividends in the foreseeable future. The payment of cash dividends is within the discretion of the Board of Directors and will depend on the Company’s earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company’s ability to pay cash, or other, dividends on its Common Shares other than those generally imposed by applicable state law. It is the present intention of management to utilize all available funds for the growth of the Company’s business.

Equity Compensation Plan Information

The Company does not currently have an equity compensation plan in place other than equity compensation described in the individual employee contracts.

Common and Preferred Shares

Our authorized capital shares consist of 1,000,000,000 common shares and 1,000,000 preferred shares, par value $0.0001 per share, of which 100,000 preferred shares have been designated as Series A Convertible Preferred Stock (“Series A preferred shares” herein). As of August 9, 2023, there were 104,235,154 common shares issued and outstanding and 3,829 Series A preferred shares issued and outstanding, of which 100,000 preferred shares have been designated as Series A Convertible Preferred Stock (“Series A preferred shares” herein). At present, 3,829 Series A preferred shares are issued and outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Madison Stock Transfer, 2500 Coney Island Avenue, Brooklyn, New York 11223, Phone: 718-627-4453.

Listing

Our Common Shares are quoted on the OTC Pink under the symbol APHP. On August 9, 2023, the last reported sale price per share for our Common Shares on the OTC Pink market as reported was $0.21.

American Picture House Corporation - SEC Form 10	34 | P a g e

Item 10. Recent Sales of Unregistered Securities

Each of the below transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

Date	Number of Shares Issued or Cancelled)	Class	Value of shares issued	Issued to.	Reason	Restricted or Unrestricted	Exemption or Registration Type.
11/19/2021	20,000	Common	$20/$0.0001per common share	Claire Singleton	Advisory Services	Restricted	Section 4(a)(2)
11/19/2021	2,000	Common	$2/$0.0001per common share	Robert Martin	Advisory Services	Restricted	Section 4(a)(2)
11/19/2021	100,000	Common	$100/$0.0001 per common share	Michael Wilson	Advisory Services	Restricted	Section 4(a)(2)
11/19/2021	20,000	Common	$20/$0.0001 per common share	Philip Quartararo	Advisory Services	Restricted	Section 4(a)(2)
11/19/2021	20,000	Common	$20/$0.0001 per common share	J. David Dubin	Advisory Services	Restricted	Section 4(a)(2)
11/19/2021	20,000	Common	$20/$0.0001 per common share	Edward Agabs	Advisory Services	Restricted	Section 4(a)(2)
11/19/2021	20,000	Common	$20/$0.0001 per common share	Donna Croce	Advisory Services	Restricted	Section 4(a)(2)
11/19/2021	20,000	Common	$20/$0.0001 per common share	A. John Luessenhop, Jr.	Advisory Services	Restricted	Section 4(a)(2)
11/19/2021	20,000	Common	$20/$0.0001 per common share	Ellen Patterson	Advisory Services	Restricted	Section 4(a)(2)
11/19/2021	1,493,000	Common	$1,493/$0.0001 per common share	Coggs Hall Insurance Services Inc (1)	Advisory Services	Restricted	Section 4(a)(2)
05/06/2022	3,000,000	Common	$300,000/$0.10 per common share	Bannor Michael MacGregor	Repayment of loan	Restricted	Section 4(a)(2)
12/28/2022	2,000,000	Common	$25,000/$0.0125 per common share	A. John Luessenhop, Jr.	Stock Purchase & Assumption of Debt	Restricted	Section 4(a)(2)
06/30/2023	166,667	Common	N/A or $25,000/$0.15 per common share	Cole Walton	Advisory Services	Restricted	Section 4(a)(2)
06/30/2023	1,000,000	Common	$150,000/$0.15 per common share	Equity Trust Company Custodian FBO (Dustin Yates 200611203) IRA	Stock Purchase	Restricted	Section 4(a)(2)
06/30/2023	666,667	Common	$100,000/$0.15 per common share	Equity Trust Company Custodian FBO (William Havens 200611481) IRA	Stock Purchase	Restricted	Section 4(a)(2)
06/30/2023	500,000	Common	$75,000/$0.15 per common share	Jimmy Miller	Stock Purchase	Restricted	Section 4(a)(2)
06/30/2023	400,000	Common	$60,000/$0.15 per common share	Landry Urquhart	Stock Purchase	Restricted	Section 4(a)(2)
06/30/2023	267,773	Common	$40,166/$0.15 per common share	Chad Ryan	Stock Purchase	Restricted	Section 4(a)(2)
06/30/2023	266,667	Common	$40,000/$0.15 per common share	Michael Hess	Stock Purchase	Restricted	Section 4(a)(2)
06/30/2023	77,777	Common	$11,667/$0.15 per common share	Michael Austin	Stock Purchase	Restricted	Section 4(a)(2)
06/30/2023	66,667	Common	$10,000/$0.15 per common share	Dawson Yates	Stock Purchase	Restricted	Section 4(a)(2)
06/30/2023	50,000	Common	$7,500/$0.15 per common share	Quin Thames	Stock Purchase	Restricted	Section 4(a)(2)
06/30/2023	37,777	Common	$5,667/$0.15 per common share	Wilbert Toda	Stock Purchase	Restricted	Section 4(a)(2)

American Picture House Corporation - SEC Form 10	35 | P a g e

The Board of Directors approved a 50:1 reverse common share split that became effective in the marketplace on August 9, 2021.

Following the reverse share split, on September 13, 2021, the Company adopted an amendment to the Company’s Articles of Incorporation to reduce the number of authorized shares from 4,700,000,000 common shares at $0.0001 par value to 1,000,000,000 common shares at $0.0001 par value.

Also, on September 13, 2021, the Company issued 3,829 shares of Series A preferred shares to an affiliate as payment in full for: (a.) repayment of loans from an affiliate comprised of principal of $539,084 and accrued interest of $30,197 (combined $569,281) and (b.) a shareholder assuming the loan payable to a note payable to an affiliate comprised of principal of $186,637 and accrued interest of $9,871 (combined $196,508). In aggregate, $765,789 of loans and accrued interest were converted to 3,829 Series A preferred shares.

During November 2021, the Company issued 1,735,000 common shares to persons or entities as payment in full for services rendered or to be rendered to the Company.

On March 31, 2022, the Company agreed to exchange $299,401 in debt obligations to one of the Company’s officers and relief from two of the Company’s legal services providers in exchange for equity in the form of 3,000,000 common shares valued at $0.10 per share for an equivalent aggregate value of $300,000 to be delivered in the second quarter of this year subject only to administrative approval of the price per share by the Company’s Valuation Committee (with $0.10 per share being the value). The transaction enabled the Company to retire $231,901 of debt due and owing to Bannor Michael MacGregor (producer of BUFFALOED) and $67,500 of accrued legal fees. The 3,000,000 common shares were granted to Mr. MacGregor on May 6, 2022.

On November 10, 2022, the Company granted one of the Company’s directors the right to purchase 2,000,000 shares of common shares in the Company for an aggregate purchase price $25,000 ($0.0125 per share) paid to the Company in the form of two components: (i.) a relief of an outstanding account payable of $12,417 for reimbursement of expenses related to the production of a feature film under development by the Company and (ii.) $12,583 in cash. Subsequently, on December 28, 2022, Mr. Luessenhop executed his option.

During the fourth quarter of 2022, the Board of Directors granted options to purchase up to 3,810,221 common shares, at an exercise price of $0.0125 per share, to members of the Board of Directors and advisors, subject to the formal creation and implementation of the Company’s shares option plan. In January 2023, the Board of Directors and Shareholders approved the American Picture House Corporation 2023 Directors, Employees and Advisors Shares Incentive and Compensation Plan and delivered the option agreements to the recipients.

Promissory and Convertible Notes (as of June 30, 2023)

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Interest Accrued ($)	Maturity Date	Conversion Terms (e.g. pricing mechanism for determining conversion of instrument to shares)	Name of Noteholder	Reason for Issuance (e.g. Loan, Services, etc.)
03/09/2023	$103,281.40	$102,518.77	$762.63	03/09/2024	N/A	Bannor Michael MacGregor (1)	Loan

American Picture House Corporation - SEC Form 10	36 | P a g e

Item 11. Description of Registrant’s Securities to be Registered

General

We are authorized by our articles of incorporation to issue an aggregate of 1,000,000,000 common shares, par value $0.0001 per share, of which 104,235,154 were outstanding as of August 9, 2023; and 1,000,000 preferred shares, par value $0.0001 per share, of which 100,000 preferred shares have been designated as Series A Convertible Preferred Stock (“Series A preferred shares” herein), and of which 3,829 were outstanding as of that date.

The following summary of the terms of our Common Shares and preferred shares, respectively, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Bylaws, as amended (the “Bylaws”). You should refer to, and read this summary together with, our amended and restated articles of incorporation and amended and restated bylaws to review all of the terms of our Common Shares and preferred shares, respectively, that may be important to you.

Common Shares

Holders of our Common Shares are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Except as otherwise expressly provided by the laws of the State of Wyoming, or by the Articles of Incorporation, at any and all meetings of the shareholders of the Corporation there must be present (a quorum), either in person or by proxy, shareholders owning a one third of the issued and outstanding shares of the capital shares of the Corporation entitled to vote at said meeting. At any meeting of shareholders at which a quorum is not present, the holders of, or proxies for, a majority of the shares represented at such meeting, may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.

To the extent permitted by law, the Board shall have full power and discretion, subject to the provisions of the Articles of Incorporation, to determine what, if any, dividends or distributions shall be declared and paid or made. Dividends may be paid in cash, in property, or in shares of capital shares, subject to the provisions of the Articles of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sums as the Directors think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Directors think conducive to the interests of the Company. The Directors may modify or abolish any such reserve in the manner in which it was created.

Series A Preferred Shares

Dividends – the Series A preferred shares do not have any rights to dividends.

Voting – each Series A preferred share carries a superior voting right to the Company’s common shares, each Series A preferred share shall be counted as 1,000,000 votes in any Company vote.

Conversion – each Series A preferred share is convertible at a ratio of 1 to 100,000 so that each one Series A preferred share may be exchanged for 100,000 common shares.

Liquidation – Series A preferred shares hold a first position lien against all of the Company’s assets including but not limited to the Company’s IP (“Intellectual Property”).

Redemption – the Series A preferred shares do not have any specific redemption rights.

Sinking Fund Provisions – the Series A preferred shares do not have any sinking fund provisions.

American Picture House Corporation - SEC Form 10	37 | P a g e

Articles of Incorporation and Bylaws

Our articles of incorporation do not allow cumulative voting rights in the election of our directors. Wyoming law requires the existence of cumulative voting rights to be provided for by a corporation’s articles of incorporation. In the event that a few shareholders end up owning a significant portion of our issued and outstanding common shares, the lack of cumulative voting would make it more difficult for other shareholders to replace our Board of Directors or for a third party to obtain control of us by replacing our Board of Directors. Our articles of incorporation and bylaws do not contain any explicit provisions that would have an effect of delaying, deferring or preventing a change in control of us.

Certain Anti-Takeover Provisions

Wyoming Statutes sections 17-18-105 through 17-18-111 provide state regulation over the acquisition of a controlling interest in certain Wyoming corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply, or the corporation files an election with the Wyoming secretary of state that these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply, nor have we made an election with the secretary of state. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Wyoming company by setting down certain rules of conduct and other disclosures and restrictions in any acquisition attempt, among other things.

Item 12. Indemnification of Directors and Officers

Under our articles of incorporation and bylaws, the Company shall indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Company also shall indemnify any person who is serving or has served the Company as director, officer, employee, fiduciary, or agent, and that person’s estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

The Company may, at its discretion, advance expenses in advance of the final disposition of the case to or for the benefit of a director, officer, employee, fiduciary, or agent, who is party to a proceeding such as described in the preceding paragraph A to the maximum extent permitted by applicable law. Such right of indemnification shall not be exclusive of any other right which such directors, officers, or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of shareholders, provision of law, or otherwise.

Without limiting the application of the foregoing, our board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Wyoming and may cause us to purchase and maintain insurance on behalf of any person who is or was our director or officer, or is or was serving at our request as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not we would have the power to indemnify such person. The indemnification provided shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs, executors, and administrators of such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

American Picture House Corporation - SEC Form 10	38 | P a g e

Item 13. Financial Statements and Supplementary Data

The Company’s audited financial statements for the fiscal years ended December 31, 2022, and December 31, 2021, and Q1 and Q2 of 2023 are included here on pages F-1 through F6 and were audited by BF Borges CPA PC.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

(a)	Financial Statements:

American Picture House Corporation - SEC Form 10	39 | P a g e

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of American Picture House Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of American Picture House Corporation as of December 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2022

Lakewood, CO

August 15, 2023

American Picture House Corporation - SEC Form 10	40 | P a g e

AMERICAN PICTURE HOUSE CORPORATION

BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(Unaudited)	*
ASSETS
Current Assets
Cash and cash equivalents	$265,699	$31,573
Accounts receivable	-	344,924
Prepaid expenses	36,213	32,862
Receivable – related party	25,625	70
Other receivables	1,232	347
Total Current Assets	328,769	409,776

Produced and licensed content costs	131,550	121,355
IMM loans receivable, net of allowance of $366,387	-	-

TOTAL ASSETS	460,319	531,131

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	119,785	403,699
Deferred revenue, current portion	-	35,000
Interest payable – related party	763	-
Interest payable – EIDL loan	13,075	10,288
Note payable – related party	102,519	-
Total Current Liabilities	236,142	448,987

Economic injury disaster loan, non-current	149,900	149,900

Total Liabilities	386,042	598,887

Stockholders’ Equity (Deficit):
Common Stock $0.0001 par value. 1,000,000,000 authorized. 104,235,154 and 100,735,159 issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.	471,024	470,673
Preferred Stock $0.0001 par value. 1,000,000 authorized. 3,829 Series A issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.	-	-
Subscription receivable	(40,166)
Additional paid in capital	3,746,598	3,116,949
Accumulated deficit	(4,103,179)	(3,655,378)
Total Stockholders’ Equity (Deficit)	74,277	(67,756)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$460,319	$531,131

* Derived from audited information

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

American Picture House Corporation - SEC Form 10	41 | P a g e

AMERICAN PICTURE HOUSE CORPORATION

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2023	2022	2023	2022

Consulting revenues	$-	$-	$169,111	$-

Cost of revenues	-	-	36,701	-
	-	-	132,410	-

Operating Expenses:
General and administrative:	201,188	139,594	384,791	206,790
Total Operating Expenses	201,188	139,594	384,791	206,790
Net Operating Loss	(201,188)	(139,594)	(252,381)	(206,790)

Other Income (Expenses):
Interest income	1,712	-	2,453	-
Interest expense	(2,054)	(1,589)	(3,941)	(3,628)
Bad debt expense	(193,932)	-	(193,932)	-
Net Other Income (Expenses)	(194,274)	(1,589)	(195,420)	(3,628)
Loss before income taxes	(395,462)	(141,183)	(447,801)	(210,418)
Income taxes	-	-	-	-
Net loss	$(395,462)	$(141,183)	$(447,801)	$(210,418)

Net loss per common share - Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average shares used in per share computation - Basic and Diluted	100,773,620	98,735,159	100,754,390	97,235,159

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

American Picture House Corporation - SEC Form 10	42 | P a g e

AMERICAN PICTURE HOUSE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the six months ended June 30, 2023 and 2022

(Unaudited)

	Common Stock		Preferred Stock		Additional		Stock	Total Stockholders’
	Shares	Par Value	Shares	Amount	Paid In Capital	Accumulated Deficit	Subscription Receivable	Equity (Deficit)

Balance, December 31, 2022	100,735,159	$470,673	3,829	$-	$3,116,949	$(3,655,378)	$-	$(67,756)

Conversion of accrued liabilities totaling $105,000 into options to purchase 1,160,221 shares of Common Stock	-	-	-	-	105,000	-	-	105,000

Common Stock issued for services at $0.15/share	166,667	17	-	-	24,983	-		25,000

Issuance of Common Stock	3,333,328	334	-	-	499,666	-	(40,166)	459,834

Net Loss	-	-	-	-	-	(447,801)	-	(447,801)

Balance, June 30, 2023	104,235,154	$471,024	3,829	$-	$3,746,598	$(4,103,179)	$(40,166)	$74,277

	Common Stock		Preferred Stock		Additional		Stock	Total Stockholders’
	Shares	Par Value	Shares	Amount	Paid In Capital	Accumulated Deficit	Subscription Receivable	Equity (Deficit)

Balance, December 31, 2021	95,735,159	$470,173	3,829	$-	$2,792,449	$(3,569,622)	$-	$(307,000)

Conversion of notes payable and interest payable to related party to Common Stock and assumption of Liabilities by related party for Common Stock	3,000,000	300	-	-	299,700	-	-	300,000

Net Loss	-	-	-	-	-	(210,418)	-	(210,418)

Balance, June 30, 2022	98,735,159	$470,473	3,829	$-	$3,092,149	$(3,780,040)	$-	$(217,418)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

American Picture House Corporation - SEC Form 10	43 | P a g e

AMERICAN PICTURE HOUSE CORPORATION

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net Income (Loss)	$(447,801)	$(210,418)
Adjustments to Reconcile Net Income (Loss) to Net Cash Flows from Operating Activities:
Reserve for uncollectible receivable	193,932	-
Common Stock issued for services	25,000	-
Change in operating assets and liabilities:
Accounts receivable	150,992	(126,250)
Prepaid expenses	(3,351)	1,230
Other receivables	(26,440)	-
Accounts payable and accrued expenses	(178,914)	119,450
Interest payable - related Parties	763	292
Interest payable - EIDL loan	2,787	2,788
Deferred revenue	(35,000)	151,250
Net Cash Flows from Operating Activities	(318,032)	(61,658)

Cash Flows from Investing Activities:
Produced and licensed costs	(10,195)	-
Net Cash Flows from Investing Activities	(10,195)	-

Cash Flows from Financing Activities:
Proceeds from debt borrowings - related parties	178,500	62,760
Repayment of debt borrowings - related parties	(75,981)	(16,260)
Proceeds from sale of Common Stock	459,834	-
Net Cash Flows from Financing Activities	562,353	46,500

Net Increase in Cash and Cash Equivalents	234,126	(15,158)
Cash and Cash Equivalents, Beginning of Period	31,573	101,289
Cash and Cash Equivalents, End of Period	$265,699	$86,131

Non-cash Financing and Investing Activities:
Conversion of accrued expenses into options to purchase Common Stock	$105,000	$-

Common Stock issued for services	$25,000	$-

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

American Picture House Corporation - SEC Form 10	44 | P a g e

American Picture House Corporation

Notes to Financial Statements

For the Three and Six Months Ending June 30, 2023 and 2022

Note 1 – Organization and Nature of Business

American Picture House Corporation (“the Company” or “APHP”) was incorporated in Nevada on September 21, 2005 under the name Servinational, Inc. The Company subsequently changed its name to Shikisai International, Inc. in November 2005 and then to Life Design Station, Intl. Inc. in August 2007. The Company changed its state of domicile from Nevada to Wyoming on October 13, 2020. On December 4, 2020, the Company changed its name to American Picture House Corporation.

The Company develops, options, and/or licenses intellectual properties (“IP”) primarily related to the entertainment industry with the intention of producing commercially viable content (e.g., feature films, shows, etc.) for distribution to the worldwide market. The Company also provides consulting services (e.g., management, administrative, etc.) to customers that develop, option, and/or license IP in the entertainment industry and in other industries.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The accompanying unaudited financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The results for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other interim period or for any future period.

Significant Risks and Uncertainties – The Company is currently raising capital to finish production and to release its first feature film. Developing and commercializing a product requires significant time and capital and is subject to various production related delays and challenges. The Company operates in an environment of rapid change, including the use of artificial intelligence (AI), and is dependent upon the continued services of its employees and/or consultants, obtaining and protecting intellectual property, and the Company’s ability to raise capital.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Loss)/Income per Share – Basic (loss) income per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted (loss) income per share reflects the potential dilution, using the treasury stock method that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the (loss) income of the Company. In computing diluted (loss) income per share, the treasury stock method assumes that outstanding instruments are exercised/converted, and the proceeds are used to purchase common stock at the average market price during the period. Instruments may have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price/conversion rate of the instruments.

American Picture House Corporation - SEC Form 10	45 | P a g e

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	June 30, 2023	December 31, 2022
Convertible preferred stock	382,900,000	382,900,000

	382,900,000	382,900,000

Accounts Receivable – Accounts receivable primarily consist of trade receivables due from customers for consulting services and from fees derived from licensing of IP to content providers worldwide.

As of June 30, 2023, the Company had $0 in outstanding accounts receivable. During the quarter ended June 30, 2023, the Company wrote off $193,932 of receivables as bad debt based on a review of the customer’s ability to pay.

As of December 31, 2022, approximately 10%, 17% and 72% of accounts receivable were due from three customers, including one related party in the amount of $35,000 (see Ribo Media in Note 8 – Related Party Transactions). There was no bad debt expense in 2022 and no allowance for doubtful accounts at December 31, 2022.

Produced and Licensed Content Costs – Capitalized production costs, whether produced or acquired/ licensed rights are recognized as “Produced and Licensed Content Costs” on the balance sheet. Production costs for content that is predominantly expected to be monetized individually will be amortized based upon the ratio of the current period’s revenues to the estimated remaining total revenues (Ultimate Revenues). For film productions, Ultimate Revenues include revenues from all sources that will be earned within ten years from the date of the initial release for theatrical films. The costs of produced and licensed film and TV content are subject to regular recoverability assessments. For content that is predominantly monetized individually, the unamortized costs are compared to the estimated fair value. The fair value is determined based on a discounted cash flow analysis of the cash flows directly attributable to the title. To the extent the unamortized costs exceed the fair value, an impairment charge is recorded for the excess.

Revenues and Costs from Services and Products – The Company’s revenue comes from contracts with customers for consulting services and from the licensing and distribution of film and other entertainment rights. The Company accounts for a contract with a customer when there is an enforceable contract between the Company and the customer, the rights of the party are identified, the contract has economic substance, and collectability of the contract is considered probable. The Company’s revenue is measured based on considerations specified in the contract with each customer. Approximately 21% and 79% of the revenues for the six-months ended June 30, 2023 were derived from two customers. The Company reported $0 revenue for the six-months-ended June 30, 2022 and for the quarters ended June 30, 2023 and 2022.

American Picture House Corporation - SEC Form 10	46 | P a g e

The cost of services includes only those costs directly related to the services being rendered. For the 2022 period, a majority of the consulting services were performed by management and members of the Board of Directors with no separate compensation due or payable to these individuals.

Deferred Revenue – Deferred revenue represents the amount billed to clients that has not yet been earned, pursuant to agreements entered into in current and prior periods. As of December 31, 2022, total net deferred revenue was $35,000. There were no deferred revenues as of June 30, 2023.

IMM Technology License and Related Advances and Loans – The Company is the holder of a perpetual Master License to technologies being developed by VASTECH Holdings LTD (U.K. Company Number: 08312665) (“VASTECH”) specifically referred to as “Inverse Magnetic Motor”, an electric motor technology intended for the automotive industry (the “IMM Technology”). The license covers the North American territories (individually and collectively, the “IMM Target Markets”) and is for select target markets including electric vehicles, electric 2/3-wheelers, and medium duty/heavy duty electric vehicles. The license entitles the Company to issue sub-licenses to its licensees and/or key partners. The Master License grants certain rights to the Company including but not limited to the Company having the right to develop its own patents and/or products based on the IMM technology independently and/or with others and to integrate such technologies into motors for sale in the IMM Target Markets. The Company may also pass-along these rights which may be wholly and/or partially assigned to licensees and/or key partners if such is deemed appropriate by the Company. In conjunction with the grant of this license to the Company by VASTECH, the Company in its sole discretion, which may be withheld at any time, shall initially pay up to one million six hundred thousand pounds (£1,600,000.00) to VASTECH in advances against future licensing royalties (“the IMM Advances’’). The IMM Advances will be treated as loans with a maximum term not to exceed one year and will carry an annual interest rate of six percent (6%) (the “Loans”) which shall be made by the Company to VASTECH until such time as VASTECH validates its technology sufficiently to the Company, its licensees, and key partners. Acceptance of validation of the technology will be at the sole discretion of the Company which may be withheld for any reason and/or for no reason. If in the event VASTECH does not validate its technology, or the Company does not accept such Validation within one year of making such IMM Advances, such will be considered IMM Loans and will become fully due and payable immediately. VASTECH agrees to immediately repay the Company for all such IMM Advances and/or IMM Loans upon demand from the Company to VASTECH that such repayments must be made. Once the Company accepts validation, the IMM Loans shall convert to IMM Advances; but, not before such acceptance of Validation has been delivered by the Company to VASTECH in writing.

In December 2021, management of the Company re-evaluated the $266,387 IMM Loans Receivable and, in managements’ opinion, determined that this receivable should be fully reserved by an allowance for uncollectible accounts. Further, the Company has substantial doubt that VASTECH and/or its successors and affiliates will successfully commercialize the licensed technology. As of June 30, 2023, management and the Board of Directors further determined that the IMM Technology License and Related Advances and Loans should be fully written-off. Also see Note 8.

Assigned rights to the feature film, BUFFALOED – During 2022, the Company obtained certain limited rights to the feature film BUFFALOED. These rights granted the Company the right to collect $1,380,000 from the net revenues generated from the worldwide licensing of BUFFAOLED prior to the distribution of profits (the “BUFFALOED Receivable”) and a 35% share of the profits generated thereafter. As of December 31, 2022, the Company had recognized $249,924 of revenue under this arrangement representing the amount whose collection was deemed probable. No revenue was recognized under this arrangement during the six months ended June 30, 2023.

American Picture House Corporation - SEC Form 10	47 | P a g e

Fair Value Measurements – The Company measures and discloses fair value in accordance with the ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of the right to obtain control over affiliated company, right to acquire shares of other companies, contingent consideration to be paid upon achieving of performance milestone, certain convertible bridge loans (following the maturity date and thereafter) and certain freestanding stock warrants and bifurcated convertible feature of convertible bridge loans issued to the units’ owners, fall under this category.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash and cash equivalents is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

Valuation of Long Lived Assets – The Company evaluates whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally produced and licensed content costs) may be impaired or not recoverable. The significant factors that are considered that could trigger an impairment review include: changes in business strategy, market conditions, or the manner of use of an asset; underperformance relative to historical or expected future operating results; and negative industry or economic trends. In evaluating an asset for possible impairment, management estimates that asset’s future undiscounted cash flows and appraised values to measure whether the asset is recoverable. The Company measures the impairment based on the projected discounted cash flows of the asset over its remaining life.

Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no significant uncertain income tax positions as of December 31, 2022 and June 30, 2023.

Subsequent Events – In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 9, 2023 (Note 9).

American Picture House Corporation - SEC Form 10	48 | P a g e

Note 3 – Liquidity and Going Concern

The Company’s financial statements are prepared using account principles generally accepted in the United States (“U.S. GAAP”) applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As of June 30, 2023, the Company has an accumulated deficit of approximately $3.7 million and incurred a net loss of approximately $450,000 for the six months ended June 30, 2023. These factors, among others, raise doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from an inability of the Company to continue as a going concern.

The Company has a limited operating history, which makes it difficult to evaluate current business and future prospects. Management expects the Company to incur further losses in the foreseeable future due to costs associated with content acquisition and production timelines. There can be no assurance that our operations will ever generate sufficient revenues to fund continuing operations, or that we will ever generate positive cash flow from our operations, or that we will attain or thereafter sustain profitability in any future period. To mitigate this situation, the Company has a loan agreement to with the Company’s CEO/President fund its month-to-month cash flow needs.

Note 4 – Notes Payable

Note Payable – Related Party

On March 31, 2022, the Company agreed to exchange $299,401 in debt obligations to Michael MacGregor, the Company’s CEO & President and Board member, and relief from two of the Company’s legal services providers in exchange for equity in the form of 3,000,000 common shares valued at $0.10 per share for an equivalent aggregate value of $300,000. The transaction enabled the Company to retire $231,901 of debt due and owing to Mr. MacGregor and $67,500 of accrued legal fees.

During the three and six months ended June 30, 2023, the Company borrowed $53,500 and $178,500 respectively, from Mr. MacGregor pursuant to a master loan agreement that is due and payable in 2024. The master note agreement accrues interest at a rate of 4.4% due and payable in a lump sum upon maturity of the obligation. During the three and six months ended June 30, 2023, the Company also repaid $75,981 of these related party borrowings. Also see Note 9 – Subsequent Events.

Economic Injury Disaster Loan

In March 2021, the Company executed an Economic Injury Disaster Loan (“EIDL”) secured loan with the U.S. Small Business Administration under the EIDL program in the amount of $149,900. The loan is secured by all tangible and intangible assets of the Company and payable over 30 years at an interest rate of 3.75% per annum. Installment payments of interest only will begin in September 2023.

Note 5 – Equity

On August 6, 2021, the Company approved a 50:1 reverse stock split. Following the reverse stock split, on September 13, 2021, the Company amended its Articles of Incorporation with the State of Wyoming to reduce the number of authorized shares from 4,700,000,000 share of Common Stock at $0.0001 par value to 1,000,000,000 shares of Common Stock at $0.0001 par value.

American Picture House Corporation - SEC Form 10	49 | P a g e

Common Stock – The Common Stock has a one share one voting right with no other rights. There are no provisions in the Company’s Articles of Incorporation, Articles of Amendment, or By-laws that would delay or prevent a change of control. The Board may from time to time declare, and the Corporation may pay, dividends on its shares in cash, property, or its own shares, except when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent, or when the declaration or payment thereof would be contrary to any other state law restrictions.

Preferred Stock – The Preferred Stock consists of 1,000,000 preferred shares authorized, of which 100,000 preferred shares have been designated as Series A Convertible Preferred Stock (“Series A preferred shares” herein). At present, 3,829 Series A preferred shares are issued and outstanding. The Series A preferred shares have the following rights: (i.) a first position lien against all of the Corporation’s assets including but not limited to the Corporation’s IP (“Intellectual Property”), (ii.) is convertible at a ratio of 1 to 100,000 so that each one share of Preferred Stock may be exchanged for 100,000 Common Stock, (iii.) and that each share of Preferred Stock shall carry superior voting rights to the Corporation’s Common Stock and that each share of Preferred Stock shall be counted as 1,000,000 votes in any Corporate vote and (iv.) and any other benefits as deemed necessary and appropriate at the time of such issuance.

Common Stock Activity– In June 30, 2023, the Company sold 3,333,328 shares of Common Stock at $0.15 per share to new investors resulting in total proceeds of $500,000. $40,166 of the $500,000 is reported as a subscription receivable as of June 30, 2023 and was subsequently collected in July 2023. Also, during June 2023, the Company issued 166,667 shares of Common Stock pursuant to an advisory agreement.

Note 6 – Equity Based Compensation

The American Picture House Corporation 2023 Directors, Employees and Advisors Stock Incentive and Compensation Plan (the “Plan”) was established in January 2023 to create an additional incentive to promote the financial success and progress of the Company. The Plan shall be administered by the Board of Directors and may grant options to purchase shares of the authorized but unissued Common Stock of the Company. The options may be either incentive stock options or nonqualified stock options.

The options granted under the Plan expire on the date determined by the Board of Directors and may not extend more than 10 years.

Under the Plan, unless the board specifies otherwise, stock options must be granted at an exercise price not less than the fair value of the Company’s common stock on the grant date. The aggregate fair value of incentive stock options held by any optionee shall not exceed $100,000.

The Board of Directors shall determine the terms and conditions of the options. The vesting requirements of all awards under the Plan may be time or event based and vary by individual grant. The incentive stock options and nonqualified stock options generally become exercisable over a two-year period. Vested and unexercised options may be available to be exercised no later than three months after termination of employment (or such longer period as determined by the Board of Directors).

On January 1, 2023, the Board of Directors of the Company authorized the grant of options to purchase 3,810,221 common shares of the Company at an exercise price of $0.0125 per share. This grant included 250,000 options to each of its nine Board members, 100,000 options to each of its four advisors, and 1,160,221 options granted to two officers/Board members for the conversion of $105,000 of accrued consulting fees into options to purchase shares of Common Stock. As of June 30, 2023, the Company had not executed the stock option grant and related agreements. No stock option expense will be reported until such time as the stock option grant and related agreements are fully executed. Also see Note 9 – Subsequent Events.

American Picture House Corporation - SEC Form 10	50 | P a g e

Note 7 – Contingencies and Uncertainties

Risks and Uncertainties – The Company’s operations are subject to significant risks and uncertainties including financial, operational, and regulatory risks, including the potential risk of business failure. The Company does not have employment contracts with its key employees, including the controlling shareholders who are officers of the Company.

Legal and other matters – In the normal course of business, the Company may become a party to litigation matters involving claims against the Company.

The Company, Bannor Michael MacGregor, and a third party have been named as defendants in a lawsuit brought in the state of New York. This legal action is still pending and the outcome of this litigation is unknown. Management is unable to reasonably estimate the amount of any loss, if any, and therefore no loss accrual has been recorded.

Note 8 – Related Party Transactions

The Company has agreed to indemnify Mr. MacGregor for all legal and professional costs originating from the lawsuit Randall S. Sprung v. Bannor Michael MacGregor, Jeffery Katz, and Life Design Station International, Inc. – Supreme Court of New York, County of Kings, Index No.: 504677/2019.

Regarding the IMM Technology License more fully described in Note 2, Mr. MacGregor was a member of the Board of Directors of VASTECH from March 8, 2017 until July 7, 2021. Mr. MacGregor also owns approximately 2.5% of VASTECH. Mr. MacGregor owns approximately 4.9% of Intellitech Pty Ltd, the now current owner of the VASTECH IMM Technology.

During the quarters ended June 30, 2023 and 2022, the Company incurred approximately $30,000 and $30,000, respectively, of professional fees to a legal firm affiliated with a member of the Board of Directors. During the six months ended June 20, 2023 and 2022, the Company incurred approximately $60,000 and $60,000, respectively, of professional fees to the same legal firm affiliated with a member of the Board of Directors At December 31, 2022 and June 30, 2023, $55,000 and $10,000, respectively, in accounts payable and accrued expenses were owed to the legal firm.

During the quarters ended June 30, 2023 and 2022, the Company incurred approximately $21,000 and $72,000, respectively, of consulting fees to members of the Board of Directors or their affiliates. During the six months ended June 30, 2023 and 2022, the Company incurred approximately $47,000 and $72,000, respectively, of consulting fees to members of the Board of Directors or their affiliates. As of June 30, 2023 and December 31, 2022, the Company had accrued consulting fees of $5,000 and $5,000, respectively. On January 1, 2023, $105,000 of accrued consulting fees were exchanged for options to purchase 1,160,221 shares of Common Stock at $0.125 per share.

On June 27, 2022, the Company entered into a services agreement with Ribo Music LLC aka Ribo Media (“Ribo Media”) whereby the Company will assist Ribo Media in developing an online media platform which will deliver music and eventually movies directly to consumers via their smart devices for a fee of $151,250. As of December 31, 2022, $35,000 was included in accounts receivable. Mr. Blanchard, a director of the Company and its Secretary/Treasurer and Mr. Battles, a director of the Company are both Managing Members and controlling Shareholders in Ribo Media.

American Picture House Corporation - SEC Form 10	51 | P a g e

On March 31, 2022, the Company agreed to exchange $299,401 in debt obligations to Michael MacGregor, the Company’s CEO & President and Board member, and relief from two of the Company’s legal services providers in exchange for equity in the form of 3,000,000 common shares valued at $0.10 per share for an equivalent aggregate value of $300,000. The transaction enabled the Company to retire $231,901 of debt due and owing to Mr. MacGregor and $67,500 of accrued legal fees.

During the three and six months ended June 30, 2023, the Company borrowed $53,500 and $178,500 respectively, from Mr. MacGregor pursuant to a master loan agreement that is due and payable in 2024. The master note agreement accrues interest at a rate of 4.4% due and payable in a lump sum upon maturity of the obligation. During the three and six months ended June 30, 2023, the Company also repaid $75,981 of these related party borrowings. This note is not convertible. Also see Note 9 – Subsequent Events.

Note 9 – Subsequent Events

Management has evaluated subsequent events through the date of these financial statements to which these notes are attached. Except as noted below, management believes that no significant events have occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure.

In July 2023, the Company entered into a Business Line of Credit Loan Agreement with a commercial bank whereby the Company may borrow up to $115,000 for a term of six months at 13.34%. Mr. MacGregor has personally guaranteed this loan and the Company has granted a security interest in any and all of the Company’s assets. As of the date of this filing, $0 has been borrowed under this line of credit.

During July 2023, the Board of Directors approved changes to the Company’s equity compensation plan and approved the grant of options to purchase 3,810,221 options purchase common shares of the Company at an exercise price of $0.0125 per share as previously authorized (see Note 6).

In August 2023, the Company amended and restated its Articles of Incorporation. Additionally, the Company amended its Bylaws.

During the period July 1, 2023 to present, the Company collected the $40,166 stock subscription receivable that existed as of June 30, 2023. Additionally, the Company sold 2,839,170 shares of Common Stock at $0.20 per share to new investors resulting in total proceeds of $567,834. Approximately, $103,000 of these proceeds were used to pay-off the outstanding balance, including accrued interest, on related party notes payable (see Notes 4 and 8). The Company also issued 666,667 shares of Common Stock to consultants.

American Picture House Corporation - SEC Form 10	52 | P a g e

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of American Picture House Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of American Picture House Corporation (the “Company”) as of December 31, 2022, the related statement of operations, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2022

Lakewood, CO

March 31, 2023

American Picture House Corporation - SEC Form 10	53 | P a g e

AMERICAN PICTURE HOUSE CORPORATION

BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	$31,573	$101,289
Accounts receivable	344,924	-
Prepaid expenses	32,862	8,300
Receivables - related party	70	-
Other receivables	347	-
Total Current Assets	409,776	109,589

Produced and licensed content costs	121,355	-
IMM loans receivable, net of allowance of $366,387	-	-

TOTAL ASSETS	531,131	109,589

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	403,699	76,315
Deferred revenue, current portion	35,000	-
Interest payable - related party	-	307
Interest payable - EIDL loan	10,288	4,666
Note payable - related party	-	185,401
Total Current Liabilities	448,987	266,689

Economic injury disaster loan, non-current	149,900	149,900

Total Liabilities	598,887	416,589

Stockholders’ Equity (Deficit):
Common Stock $0.0001 par value. 1,000,000,000 authorized. 100,735,159 and 95,735,159 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively.	470,673	470,173
Preferred Stock $0.0001 par value. 1,000,000 authorized. 3,829 issued and outstanding as of December 31, 2022 and 2021.	-	-
Additional Paid In Capital	3,116,949	2,792,449
Accumulated Deficit	(3,655,378)	(3,569,622)
Total Stockholders’ Equity (Deficit)	(67,756)	(307,000)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$531,131	$109,589

The accompanying notes are an integral part of these audited financial statements.

American Picture House Corporation - SEC Form 10	54 | P a g e

AMERICAN PICTURE HOUSE CORPORATION

STATEMENTS OF OPERATIONS

For the years ended December 31, 2022 and 2021

	2022	2021

Consulting revenues	$461,174	$-

Cost of revenues	131,722	-
	329,452	-

Operating Expenses:
General and administrative:	409,290	125,360
Total Operating Expenses	409,290	125,360
Net Operating Loss	(79,838)	(125,360)

Other Income (Expenses):
Interest income	2,077	-
Interest expense	(7,995)	(14,056)
Bad debt expense	-	(366,387)
Net Other Income (Expenses)	(5,918)	(380,443)
Loss before income taxes	(85,756)	(505,803)
Income taxes	-	-
Net loss	$(85,756)	$(505,803)

Net loss per common share - Basic and Diluted	$(0.00)	$(0.01)

Weighted average shares used in per share computation - Basic and Diluted	98,485,159	94,518,282

The accompanying notes are an integral part of these audited financial statements.

American Picture House Corporation - SEC Form 10	55 | P a g e

AMERICAN PICTURE HOUSE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the years ended December 31, 2022 and 2021

	Common Stock		Preferred Stock		Additional		Total Stockholders’
	Shares	Par Value	Shares	Amount	Paid In Capital	Accumulated Deficit	Equity (Deficit)

Balance, December 31, 2020	4,700,000,000	$470,000	-	$-	$2,023,363	$(3,063,819)	$(570,456)

Reverse stock split	(4,605,999,841)	-	-	-	-	-	-

Conversion of debt and accrued interest to Preferred Stock	-	-	3,829	-	765,789	-	765,789

Common Stock issued for services	1,735,000	173	-	-	3,297	-	3,470

Net Loss	-	-	-	-	-	(505,803)	(505,803)

Balance, December 31, 2021	95,735,159	$470,173	3,829	$-	$2,792,449	$(3,569,622)	$(307,000)

Conversion of debt and accrued interest to Preferred Stock	3,000,000	300	-	-	299,700	-	300,000

Common Stock issued for services	2,000,000	200	-	-	24,800	-	25,000

Net Loss	-	-	-	-	-	(85,756)	(85,756)

Balance, December 31, 2022	100,735,159	$470,673	3,829	$-	$3,116,949	$(3,655,378)	$(67,756)

The accompanying notes are an integral part of these audited financial statements.

American Picture House Corporation - SEC Form 10	56 | P a g e

AMERICAN PICTURE HOUSE CORPORATION

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities:
Net Income (Loss)	$(85,756)	$(505,803)
Adjustments to Reconcile Net Income (Loss) to Net Cash Flows from Operating Activities:
Reserve for uncollectible receivable	-	366,387
Common Stock issued for services	25,000	3,470
Change in operating assets and liabilities:
Accounts receivable	(344,924)	-
Prepaid expenses	(24,562)	(5,935)
Other receivables	(347)	-
Receivables - related party	(70)	-
Accounts payable and accrued expenses	394,884	29,300
Intellectual property license fee payable	-	(80,000)
Interest payable - related parties	292	9,389
Interest payable - EIDL loan	5,622	4,666
Deferred revenue	35,000	-
Net Cash Flows from Operating Activities	5,139	(178,526)

Cash Flows from Investing Activities:
Produced and licensed costs	(121,355)	-
Net Cash Flows from Investing Activities	(121,355)	-

Cash Flows from Financing Activities:
Proceeds from debt borrowings - EIDL loan	-	149,900
Proceeds from debt borrowings - related parties	115,260	258,790
Repayment of debt borrowings - related parties	(68,760)	(131,070)
Net Cash Flows from Financing Activities	46,500	277,620

Net Increase in Cash and Cash Equivalents	(69,716)	99,094
Cash and Cash Equivalents, Beginning of Year	101,289	2,195
Cash and Cash Equivalents, End of Year	$31,573	$101,289

Non-cash Financing and Investing Activities:
Conversion of note payable to related parties and accrued interest to Preferred Stock	$-	$765,789

Conversion of note payable to related parties and accrued interest to Common Stock	$300,000	$-

Common Stock issued for services	$25,000	$3,470

The accompanying notes are an integral part of these audited financial statements.

American Picture House Corporation - SEC Form 10	57 | P a g e

American Picture House Corporation

Notes to Financial Statements

For the Years Ending December 31, 2022 and 2021

Note 1 – Organization and Nature of Business

American Picture House Corporation (“the Company” or “APHP”) was incorporated in Nevada on September 21, 2005 under the name Servinational, Inc. The Company subsequently changed its name to Shikisai International, Inc. in November 2005 and then to Life Design Station, Intl. Inc. in August 2007. The Company changed its state of domicile from Nevada to Wyoming on October 13, 2020. On December 4, 2020, the Company changed its name to American Picture House Corporation.

The Company develops, options, and/or licenses intellectual properties (“IP”) primarily related to the entertainment industry with the intention of producing commercially viable content (e.g., feature films, shows, etc.) for distribution to the worldwide market. The Company also provides consulting services (e.g., management, administrative, etc.) to customers that develop, option, and/or license IP in the entertainment industry and in other industries.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The results for the years ended December 31, 2022 and 2021 are not necessarily indicative of the results to be expected for any future period.

Significant Risks and Uncertainties – The Company is currently raising capital to finish production and to release its first feature film. Developing and commercializing a product requires significant time and capital and is subject to various production related delays and challenges. The Company operates in an environment of rapid change, including the use of artificial intelligence (AI), and is dependent upon the continued services of its employees and/or consultants, obtaining and protecting intellectual property, and the Company’s ability to raise capital.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

American Picture House Corporation - SEC Form 10	58 | P a g e

(Loss)/Income per Share – Basic (loss) income per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted (loss) income per share reflects the potential dilution, using the treasury stock method that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the (loss) income of the Company. In computing diluted (loss) income per share, the treasury stock method assumes that outstanding instruments are exercised/converted, and the proceeds are used to purchase common stock at the average market price during the period. Instruments may have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price/conversion rate of the instruments.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	December 31, 2022	December 31, 2021
Convertible preferred stock	382,900,000	382,900,000

	382,900,000	382,900,000

Segment Information - Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. For the period of these financial statements, the CEO of the Company was the CODM. The Company views its operations and manages its business as one operating and reporting segment.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash in bank accounts.

Accounts Receivable – Accounts receivable primarily consist of trade receivables due from customers for consulting services and from fees derived from licensing of IP to content providers worldwide. As of December 31, 2022, approximately 10%, 17% and 72% of accounts receivable were due from three customers, including one related party in the amount of $35,000 (see Ribo Media in Note 8 – Related Party Transactions). There were no trade accounts receivable at December 31, 2021 as a result of the Company recording an allowance for uncollectible receivables in the amount of $366,387 in 2021 fully reserving the receivable originating from the IMM Technology License and Related Advances and Loans (see Note 2). There was no bad debt expense and no additional allowance for doubtful accounts for the year ended December 31, 2022.

Produced and Licensed Content Costs – Capitalized production costs, whether produced or acquired/ licensed rights are recognized as “Produced and Licensed Content Costs” on the balance sheet. Production costs for content that is predominantly expected to be monetized individually will be amortized based upon the ratio of the current period’s revenues to the estimated remaining total revenues (Ultimate Revenues). For film productions, Ultimate Revenues include revenues from all sources that will be earned within ten years from the date of the initial release for theatrical films. The costs of produced and licensed film and TV content are subject to regular recoverability assessments. For content that is predominantly monetized individually, the unamortized costs are compared to the estimated fair value. The fair value is determined based on a discounted cash flow analysis of the cash flows directly attributable to the title. To the extent the unamortized costs exceed the fair value, an impairment charge is recorded for the excess. Also see Note 8 – Related Party Transactions .

Assigned rights to the feature film, BUFFALOED – During 2022, the Company obtained certain limited rights to the feature film BUFFALOED. These rights granted the Company the right to collect $1,380,000 from the net revenues generated from the worldwide licensing of BUFFAOLED prior to the distribution of profits (the “BUFFALOED Receivable”) and a 35% share of the profits generated thereafter. As of December 31, 2022, the Company had recognized $249,924 of revenue under this arrangement representing the amount whose collection was deemed probable.

American Picture House Corporation - SEC Form 10	59 | P a g e

Revenues and Costs from Services and Products – The Company’s revenue comes from contracts with customers for consulting services and from the licensing and distribution of film and other entertainment rights. The Company accounts for a contract with a customer when there is an enforceable contract between the Company and the customer, the rights of the party are identified, the contract has economic substance, and collectability of the contract is considered probable. The Company’s revenue is measured based on considerations specified in the contract with each customer. Approximately 13% 33%, and 54% of 2022 revenues were derived from three customers.

The cost of services includes only those costs directly related to the services being rendered. For the 2022 period, a majority of the consulting services were performed by management and members of the Board of Directors with no separate compensation due or payable to these individuals.

Deferred Revenue – Deferred revenue represents the amount billed to clients that has not yet been earned, pursuant to agreements entered into in current and prior periods. As of December 31, 2022, total net deferred revenue was $35,000.

IMM Technology License and Related Advances and Loans – The Company is the holder of a perpetual Master License to technologies being developed by Vastech Holdings LTD (U.K. Company Number: 08312665) (“Vastech”) specifically referred to as “Inverse Magnetic Motor”, an electric motor technology intended for the automotive industry (the “IMM Technology”). The license covers the North American territories (individually and collectively, the “IMM Target Markets”) and is for select target markets including electric vehicles, electric 2/3-wheelers, and medium duty/heavy duty electric vehicles. The license entitles the Company to issue sub- licenses to its licensees and/or key partners. The Master License grants certain rights to the Company including but not limited to the Company having the right to develop its own patents and/or products based on the IMM technology independently and/or with others and to integrate such technologies into motors for sale in the IMM Target Markets. The Company may also pass-along these rights which may be wholly and/or partially assigned to licensees and/or key partners if such is deemed appropriate by the Company. In conjunction with the grant of this license to the Company by Vastech, the Company in its sole discretion, which may be withheld at any time, shall initially pay up to one million six hundred thousand pounds (£1,600,000) to Vastech in advances against future licensing royalties (“the IMM Advances’’). The IMM Advances will be treated as loans with a maximum term not to exceed one year and will carry an annual interest rate of six percent (6%) (the “Loans”) which shall be made by the Company to Vastech until such time as Vastech validates its technology sufficiently to the Company, its licensees, and key partners. Acceptance of validation of the technology will be at the sole discretion of the Company which may be withheld for any reason and/or for no reason. If in the event Vastech does not validate its technology, or the Company does not accept such Validation within one year of making such IMM Advances, such will be considered IMM Loans and will become fully due and payable immediately. Vastech agrees to immediately repay the Company for all such IMM Advances and/or IMM Loans upon demand from the Company to Vastech that such repayments must be made. Once the Company accepts validation, the IMM Loans shall convert to IMM Advances; but, not before such acceptance of Validation has been delivered by the Company to Vastech in writing.

In December 2021, management of the Company re-evaluated the $266,387 IMM Loans Receivable and, in managements’ opinion, determined that this receivable should be fully reserved by an allowance for uncollectible accounts. Further, the Company has substantial doubt that VASTECH and/or its successors and affiliates will successfully commercialize the licensed technology. The license is carried on the Company’s balance sheets at December 31, 2022 and 2021 at $0.

American Picture House Corporation - SEC Form 10	60 | P a g e

Fair Value Measurements – The Company measures and discloses fair value in accordance with the ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 – pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 – pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of the right to obtain control over affiliated company, right to acquire shares of other companies, contingent consideration to be paid upon achieving of performance milestone, certain convertible bridge loans (following the maturity date and thereafter) and certain freestanding stock warrants and bifurcated convertible feature of convertible bridge loans issued to the units’ owners, fall under this category.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash and cash equivalents is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

Valuation of Long Lived Assets – The Company evaluates whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally produced and licensed content costs) may be impaired or not recoverable. The significant factors that are considered that could trigger an impairment review include: changes in business strategy, market conditions, or the manner of use of an asset; underperformance relative to historical or expected future operating results; and negative industry or economic trends. In evaluating an asset for possible impairment, management estimates that asset’s future undiscounted cash flows and appraised values to measure whether the asset is recoverable. The Company measures the impairment based on the projected discounted cash flows of the asset over its remaining life.

Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no significant uncertain income tax positions as of December 31, 2022 and 2021.

American Picture House Corporation - SEC Form 10	61 | P a g e

Subsequent Events – In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 28, 2023 (See Note 9 – Subsequent Events).

Note 3 – Liquidity and Going Concern

The Company’s financial statements are prepared using account principles generally accepted in the United States (“U.S. GAAP”) applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As of December 31, 2022, the Company has an accumulated deficit of approximately $3.7 million and incurred a net loss of $85,756 in 2022. These factors, among others, raise doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from an inability of the Company to continue as a going concern.

The Company has a limited operating history, which makes it difficult to evaluate current business and future prospects. During 2022, the Company reported $461,174 of service revenues after reporting no revenues in 2021 and 2020. Management expects the Company to incur further losses in the foreseeable future due to costs associated with content acquisition and production timelines. There can be no assurance that our operations will ever generate sufficient revenues to fund continuing operations, or that we will ever generate positive cash flow from our operations, or that we will attain or thereafter sustain profitability in any future period. To mitigate this situation, the Company has a loan agreement with the Company’s CEO/President to fund its month-to-month cash flow needs.

Note 4 – Income Taxes

The components of our deferred tax assets are as follows:

	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$195,000	$176,000
	$195,000	$176,000

Less valuation allowance	$(195,000)	$(176,000)
Net deferred tax assets	$-	$-

The benefit of income taxes for the years ended December 31, 2022 and 2021 consist of the following:

For the years ended December 31,
	2022	2021
U.S. federal
Current	$-	$-
Deferred	-	-
State and local
Current	-	-
Deferred	-	-
Valuation allowance	-	-
Income Tax Provision (Benefit)	$-	$-

American Picture House Corporation - SEC Form 10	62 | P a g e

At December 31, 2022, the Company has federal and state net operating loss carryforwards of approximately $56,000 of losses that begin to expire in 2037. Beginning in 2018, net operating losses generated for federal purposes will no longer expire. As of December 31, 2022, the amount of federal net operating loss carryforwards that do not expire is approximately $139,000. Realization of the deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that one portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical losses and the uncertainty of future taxable income over the periods which the Company will realize the benefits of its net deferred tax assets, management believes it is more likely than not that the Company will not fully realize the benefits on the balance of its net deferred tax assets and, accordingly, the Company has established full valuation allowance on its net deferred tax assets.

Note 5 – Notes Payable

Note Payable – Related Party

On March 31, 2022, the Company agreed to exchange $299,401 in debt obligations to Michael MacGregor, the Company’s CEO & President and Board member, and relief from two of the Company’s legal services providers in exchange for equity in the form of 3,000,000 common shares valued at $0.10 per share for an equivalent aggregate value of $300,000. The transaction enabled the Company to retire $231,901 of debt due and owing to Mr. MacGregor and $67,500 of accrued legal fees.

Additionally, during 2022, the Company borrowed and subsequently repaid an additional $68,760 from Mr. MacGregor.

On September 13, 2021, the Company issued 3,829 shares of Preferred Stock to an affiliate as payment in full for: (a) repayment of loans from an affiliate comprised of principal of $539,084 and accrued interest of $30,197 (combined $569,281) and (b) a shareholder assuming the loan payable to a note payable to an affiliate comprised of principal of $186,637 and accrued interest of $9,871 (combined $196,508). In aggregate, $765,789 of loans and accrued interest were converted to 3,829 shares of Preferred Stock.

Subsequent to the September 2021 loan conversion, the same affiliate loaned the Company and additional $251,771 of which $66,370 was repaid during the fourth quarter of 2021, resulting in a December 31, 2021 outstanding balance of $185,401.

Economic Injury Disaster Loan

In March 2021, the Company executed an Economic Injury Disaster Loan (“EIDL”) secured loan with the U.S. Small Business Administration under the EIDL program in the amount of $149,900. The loan is secured by all tangible and intangible assets of the Company and payable over 30 years at an interest rate of 3.75% per annum. Installment payments of interest only will begin in September 2023.

American Picture House Corporation - SEC Form 10	63 | P a g e

Note 6 – Equity

On August 6, 2021, the Company approved a 50:1 reverse stock split. Following the reverse stock split, on September 13, 2021, the Company amended its Articles of Incorporation with the State of Wyoming to reduce the number of authorized shares from 4,700,000,000 share of Common Stock at $0.0001 par value to 1,000,000,000 shares of Common Stock at $0.0001 par value.

Common Stock – The Common Stock has a one share one voting right with no other rights. There are no provisions in the Company’s Articles of Incorporation, Articles of Amendment, or By-laws that would delay or prevent a change of control. The Board may from time to time declare, and the Corporation may pay, dividends on its shares in cash, property, or its own shares, except when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent, or when the declaration or payment thereof would be contrary to any other state law restrictions.

Preferred Stock – The Preferred Stock consists of 1,000,000 preferred shares authorized, of which 100,000 preferred shares have been designated as Series A Convertible Preferred Stock (“Series A preferred shares” herein). At present, 3,829 Series A preferred shares are issued and outstanding. The Series A preferred shares have the following rights: (i.) a first position lien against all of the Corporation’s assets including but not limited to the Corporation’s IP (“Intellectual Property”), (ii.) is convertible at a ratio of 1 to 100,000 so that each one share of Preferred Stock may be exchanged for 100,000 Common Stock, (iii.) and that each share of Preferred Stock shall carry superior voting rights to the Corporation’s Common Stock and that each share of Preferred Stock shall be counted as 1,000,000 votes in any Corporate vote and (iv.) and any other benefits as deemed necessary and appropriate at the time of such issuance.

Note 7 – Contingencies and Uncertainties

Risks and Uncertainties – The Company’s operations are subject to significant risks and uncertainties including financial, operational, and regulatory risks, including the potential risk of business failure. The Company does not have employment contracts with its key employees, including the controlling shareholders who are officers of the Company.

Legal and other matters – In the normal course of business, the Company may become a party to litigation matters involving claims against the Company.

The Company, Bannor Michael MacGregor, and a third party have been named as defendants in a lawsuit brought in the state of New York. This legal action is still pending and the outcome of this litigation is unknown. Management is unable to reasonably estimate the amount of any loss, if any, and therefore no loss accrual has been recorded.

Note 8 – Related Party Transactions

The Company has agreed to indemnify Mr. MacGregor for all legal and professional costs originating from the lawsuit Randall S. Sprung v. Bannor Michael MacGregor, Jeffery Katz, and Life Design Station International, Inc. – Supreme Court of New York, County of Kings, Index No.: 504677/2019.

During 2022 and 2021, the Company incurred approximately $120,000 and $30,000, respectively, of professional fees to a legal firm affiliated with a member of the Board of Directors. At December 31, 2022 and 2021, the Company had $55,000 and $30,000, respectively, in accounts payable and accrued expenses owed to the legal firm.

During 2022, the Company entered into consulting services relationships with four other members of the Board whereby they were compensated a total of $149,000. As of December 31, 2022, the Company has accrued consulting fees payable to these two directors totaling $105,000.

American Picture House Corporation - SEC Form 10	64 | P a g e

During 2022, the Company entered into a services agreement with Ribo Music LLC aka Ribo Media (“Ribo Media”) whereby the Company will assist Ribo Media in developing an online media platform which will deliver music and eventually movies directly to consumers via their smart devices for a fee of $151,250. In October 2022, this agreement was amended to increase the scope of the services to be rendered by the Company by $35,000 for a total of $186,250. As of December 31, 2022, the Company had received $186,250. Michael Blanchard, a director, Secretary/Treasurer and shareholder of the Company and Timothy Battles, a director and shareholder of the Company are both Managing Members and controlling shareholders in Ribo Media.

In August 2022, the Company began production of the feature film, THE DEVIL’S HALF ACRE, written and directed by Dashiell Luessenhop, a son of A. John Luessenhop, a director of the Company. During the year ended December 31, 2022, the Company capitalized $106,355 of production costs associated with this film.

On November 10, 2022 the Company acquired an option/purchase agreement on the screenplay MIDNIGHT’S DOOR from Mr. Luessenhop, the owner/controller of the associated IP (“intellectual property”), wherein Mr. Luessenhop and Mr. MacGregor were entitled to reimbursement of an aggregate of $12,700 provided the Company produced a feature film. The option was due to expire on February 14, 2023, but was subsequently re-issued for another year directly to the Company (See Note 9).

During 2022, the Company entered into definitive agreements to secure Bold Crayon Corporation (“Bold Crayon”) as a development partner and purchased certain assets from Bold Crayon, including a portion of the rights to a feature film, and copyrights on six film titles. Mr. MacGregor, CEO/President and a director of the Company, Mr. MacGregor is also the CEO/President and a director of Bold Crayon and effectively controls Bold Crayon as a managing manager of the trustee of the trust that owns the majority ownership interest in Bold Crayon. Mr. Michael Blanchard was a past Director and Secretary/Treasurer of Bold Crayon and is the Secretary/Treasurer and a director of APHP and Mr. Blanchard owns 3.643% of the common shares of APHP.

On November 10, 2022, the Company approved the optioning of MIDNIGHT’S DOOR written by Kirsten Elms from Mr. Luessenhop for $12,700 (provided the Company produces MIDNIGHT’S DOOR as a feature film and further subject to producer agreements with Luessenhop and MacGregor). Mr. Luessenhop is a director of the Company and owns 2.005% of the Company.

On November 10, 2022 the Company entered into an additional agreement regarding THE DEVIL’S HALF ACRE to extend additional financing in an undetermined amount to the film in exchange among other things for increased equity in the film. DEVIL’S HALF ACRE is currently controlled by Mr. Luessenhop.

On November 10, 2022 and as a result of previous agreement between two of Company’s Shareholders the Company ratified Bold Crayon as a “Designated APHP Content Developer” and approved the purchase of certain assets from Bold Crayon. The Board has authorized management to enter into definitive agreements to consummate the transaction as soon as is practical. As noted above, Mr. MacGregor controls Bold Crayon.

American Picture House Corporation - SEC Form 10	65 | P a g e

On November 10, 2022 the Company granted Mr. Luessenhop, a director of the Company, the right to purchase 2,000,000 common shares in the Company for $0.0125 per share for an aggregate purchase price $25,000 to be paid to the Company in the form of two components: (i.) relief of an outstanding account payable of $12,417 due to Mr. Luessenhop from the Company and (ii.) cash of $12,583.

Regarding the IMM Technology License more fully described in Note 2, Mr. MacGregor was a member of the Board of Directors of VASTECH from March 8, 2017 until July 7, 2021. Mr. MacGregor also owns approximately 2.5% of VASTECH. Mr. MacGregor owns approximately 4.9% of Intellitech Pty Ltd, the now current owner of the VASTECH IMM Technology.

In November 2020, the Company agreed to pay Bold Crayon Corporation (“Bold Crayon”) $80,000 in exchange for an option to finance and co-produce two feature films subject to Bold Crayon procuring a portion of the equity required to fund the production of the films. Bold Crayon failed to secure the funding and the option expired on December 31, 2020. In March 2021, the Company paid the $80,000 owed to Bold Crayon pursuant to the option agreement. The Company’s President is also the President and Director of Bold Crayon but does not hold any equity in Bold Crayon. The Company’s Secretary and Treasurer is also the Secretary and Treasurer of Bold Crayon.

On September 13, 2021, the Company issued 3,829 shares of Preferred Stock to an affiliate as payment in full for: (a) repayment of loans from an affiliate comprised of principal of $539,084 and accrued interest of $30,197 (combined $569,281) and (b) a shareholder assuming the loan payable to a note payable to an affiliate comprised of principal of $186,637 and accrued interest of $9,871 (combined $196,508). In aggregate, $765,789 of loans and accrued interest were converted to 3,829 shares of Preferred Stock.

During November 2021, the Company issued 1,735,000 shares of Common Stock to persons or entities as payment in full for services rendered or to be rendered to the Company, including 100,000 issued to a member of the Board of Directors. The Company recorded $3,470 of consulting expense related to the issuance of these 1,735,000 shares.

Mr. MacGregor, the Company’s President, is also the Managing Manager of the of the trustee of The Noah Morgan Private Family Trust and the Managing Member of the trustee of the Bold Crayon Private Family Trust. In November of 2021, the two trusts entered into a private stock exchange agreement whereby The Noah Morgan Private Family Trust transferred 44,000,000 shares of Common Stock in the Company to the Bold Crayon Private Family Trust. The Bold Crayon Private Family Trust currently maintains ownership for 2,933,215 of the aforementioned shares. As part of this private stock exchange agreement, the Bold Crayon Private Family Trust, as the controlling shareholder of Bold Crayon Corporation, agreed in principal to: (i) act as a designated American Picture House developer of IP and pledged to become a WGA signatory, (ii) grant the Company the right of first refusal to produce six titles owned by Bold Crayon, and (iii) Bold Crayon may further at its sole discretion grant certain beneficial ownership to a Bold Crayon produced feature film at Bold Crayon’s sole discretion at such time as the Company and Bold Crayon mutually agree to the Company. The Company was not a party to the aforementioned private stock exchange agreement and no incremental shares of Common Stock were issued as a result of this transaction.

Note 9 – Subsequent Events

Management has evaluated subsequent events through the date of these financial statements to which these notes are attached. Except as noted below, management believes that no significant events have occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure.

On January 1, 2023, the Company authorized the issuance of 250,000 options to each of its nine board members, 100,000 options to each of its four advisors, 662,983 options to Mr. Macgregor, and 497,238 options to Mr. Blanchard for an aggregate of 3,810,221options with the rights to purchase common shares of the Company at an exercise price of $0.0125 per share.

On January, 20, 2023 the Company received $249,924 from Fintage Collection Account Management B.V. (“Fintage”), the designated administrator of the Collection Account Management Agreement for the feature film, BUFFALOED, as an initial payment against the BUFFALOED receivable and subsequently on January 25, 2023, paid off a $130,000 debt obligation to Bold Crayon as per an agreement between the Company and Bold Crayon.

In February the Company extended the option on MIDNIGHT’S DOOR for another year.

In March 2023, Mr. MacGregor loaned $100,000 to the Company for one year under a promissory note at an interest rate of 4.40%. This note is not convertible.

American Picture House Corporation - SEC Form 10	66 | P a g e

15 (b) Exhibits

3.1	Amended and Restated Articles of Incorporation
3.2	Bylaws
10.1	Employment Agreement with Michael Macgregor
10.2	Economic Injury Disaster Loan (EIDL)
10.3	American Express Business Line of Credit Loan Agreement and Personal Guarantee
10.4	2023 Directors, Employees and Advisors Stock Incentive and Compensation Plan
10.5	Asset Purchase Agreement With Bold Crayon
10.6	Asset Purchase Agreement With John Luessenhop
14.1	Code of Ethics
14.2	Code of Ethics For Executive Officers
15.	Audit letter for 2021 and 2022
23.	Auditor Consent

American Picture House Corporation - SEC Form 10	67 | P a g e

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

American Picture House Corporation

By:	/s/ Bannor Michael Macgregor
Name:	Bannor Michael Macgregor
Title:	Chief Executive Officer
Date:	August 15, 2023

American Picture House Corporation - SEC Form 10	68 | P a g e